















# ADVANCING
## veterinary medicine
for your friend,
your family,
your partner

2001 ANNUAL REPORT  HESKA®

TABLE OF CONTENTS






LSFD

At Heska, we strive to advance veterinary medicine and make a significant difference in the life of your pet. We recognize the very important roles that pets play in your life. They are your friends. They are part of your family. Many companion animals are your partners in some of the most important jobs you perform.

 

# Company and Market Highlights

- Heska Corporation is a fully integrated company, uniquely focused on companion animal health. Backed by excellent science, we develop, manufacture and market innovative healthcare products for companion animals – dogs, cats and horses.

- Companion animal health is the fastest growing segment of the animal health market.
  - $4 billion is spent annually on companion animal health products worldwide.
  - From 1994 to 2001, the U.S. market grew approximately $[illegible] billion.
  - The U.S. is the largest market sector and accounts for over $2 billion of the global market.

- Our customer is the veterinarian.



70% of small animal clinics are Heska's customers
30%


- To address unmet veterinary needs, advanced new proprietary products in our pipeline target areas such as cancer therapy, flea control, allergy therapy and pain control.

- Heska's team of veterinarians and scientists represent one of the most efficient and innovative scientific efforts in veterinary medicine.

- Heska's core business is divided into 3 components:
  1. Pharmaceuticals, Vaccines and Diagnostic (PVD) products.
  2. Veterinary monitoring and diagnostic instrumentation.
  3. Diamond Animal Health, a biological and pharmaceutical manufacturing facility.

- In 2001, year-over-year revenue growth was achieved in our companion animal product lines. PVD products grew 20% and instrumentation products grew 12%.

- Heska has outstanding corporate partners including Novartis and Nestle' Purina PetCare Company. These alliances encompass research and development and product distribution.

- Heska has a substantial patent portfolio. At the end of 2001, Heska owned, co-owned or had rights to 138 issued U.S. patents and 110 pending U.S. patent applications.

- Heska has a highly successful strategy of licensing its intellectual property for potential applications outside of our principal business focus. Several exciting relationships have resulted in opportunities in human healthcare.



Robert B. Grieve

"We seek to stay on the cutting edge with science that results in a broad range of healthcare products. These products improve the quality of diagnosis, treatment and prevention of disease for companion animals."





Dear Fellow Shareholders:

Heska's vision is simply to be the best. We continue to develop and deliver products that raise the standard of companion animal healthcare and we are firmly committed to building Heska as a financially sound and growing company, focused on our customer. All of us at Heska and the veterinarians who are our customers believe in the power and value of the human-animal bond.

## Solid Financial Performance

Last year was an exciting time for Heska as we built on our record of continuous progress and successful execution of 4 key strategies:

1) **Revenue Growth** – Despite the slowing economy and widespread concern of a deepening recession, we delivered strong, double-digit annual revenue growth in our Pharmaceutical, Vaccine and Diagnostic (PVD) products, as well as in our Veterinary Medical Instrumentation products.
2) **Improved Gross Profit Margin** – The growth in our relatively high-margin companion animal health products, plus the increased gross profit margin at Diamond Animal Health, resulted in an improvement in our consolidated gross profit margin of 5 percentage points. **This is the second consecutive year we have improved gross profit margin by at least 5 full percentage points.**
3) **Careful Management of Operating Expenses** – We markedly reduced operating expenses for the third consecutive year. This was the result of both eliminating unprofitable businesses and disciplined expense management. Over the past 3 years, we have paid off nearly $16 million in long-term debt, giving us greater flexibility in future financing for the business.
4) **Investment in Future Growth** – Through our research, new product development and efforts to become even more focused on our customers, we have delivered some exciting new advancements to the veterinary market. In 2001 and early 2002, our product creation team introduced **the ALLERCEPT™ E-Screen™ Test, the SPOTCHEM™ EZ Chemistry Analyzer and the E.R.D.-Screen™ Urine Test.** Each one of these products introduces new capabilities within the veterinary practice and offers pet owners affordable options for ensuring their pet receives the highest standards of care.

## Pipeline for Future Growth

Future products in our development pipeline will continue to support our advancement of veterinary medicine. Examples of near-term product launches include:

- **Giardia + Crypto-Screen™ Test** – An in-clinic diagnostic product that detects *Giardia* and *Cryptosporidium* – parasites that can infect both pets and people. Early and accurate diagnosis of the disease is important to prevent severe intestinal problems, malnutrition and the transmission of the disease to humans.
- **Feline Respiratory Disease Vaccine** – A vaccine that is administered to cats with nasal drops and prevents common respiratory viral diseases.
- **Feline ImmuCheck™ Assays** – An in-clinic diagnostic product to determine if cats remain protected against common respiratory viral diseases.
- **Gene-Based Cancer Therapeutic** – A gene-based medicine that stimulates a dog's own immune system to attack solid tumors.

Through our research and development efforts, we continue to search for other opportunities such as those in allergy therapy, pain control, heartworm prevention, flea control and veterinary instrumentation products. In addition to the continuing stream of new product introductions, one of the benefits of our commitment to R&D is new intellectual property. We have a very strong and growing portfolio. At the end of 2001, we had 138 issued and 110 pending U.S. patents, as well as a correspondingly large foreign portfolio. This represents an additional 29 U.S. patents that were issued last year alone.

### New Strategy in Sales and Distribution

Late in 2001, we made a fundamental change in our product distribution strategy. In the past, our sales efforts have relied principally on a direct sales force, complemented by our internal telesales group and the efforts of a number of independent sales agents. These sales agents carried Heska's products on consignment and sold them on our behalf in their respective territories.

Moving forward, our product sales and distribution strategy will better leverage the sales support of our distributors by focusing a more streamlined direct sales force in the geographic areas of highest potential and by working more closely with independent distributors and their sales representatives. Our sales force will continue to make sales calls to veterinarians and will work in close coordination with distributor sales forces in their respective territories. This strengthened partnership with our distributors will allow our customers easier access to existing, as well as new products.

### Focused on Profitability and Growth

Our preeminent goal for 2002 is to transition to profitability by the end of the year. We expect to generate improved financial results this year with strong revenue growth, improved gross profit margin and reduced operating expenses. It's important to note that these strategies do not compromise future growth prospects. We will continue to invest in research, new product development and intellectual property.

### Our Success is a Team Effort

I would like to acknowledge our employees and our Board of Directors whose abundant talents have been complemented by their hard work and commitment to advancing veterinary medicine. Despite an excellent team, our successes would not have been possible without the support of our customers. The evolving needs and growing sophistication of veterinary medicine provides a strong motivation for us to maintain leading-edge capabilities that will help veterinarians achieve their own business successes. I would also like to thank our shareholders for their support and confidence in Heska. I look forward to reporting our progress to you over the course of 2002.



Robert B. Grieve
Chairman and Chief Executive Officer













# Our Unique Focus Makes a Difference.

Focused exclusively on companion animal health, Heska has a clear mission – to pioneer advances in veterinary medicine. Heska's science creates exciting opportunities for many participants in companion animal healthcare.

For veterinarians, Heska provides them opportunities to offer better diagnostic and treatment options for their patients and to grow their business.

For pet owners, the opportunity to provide their pet with better healthcare is invaluable. The human-animal bond grows stronger every day.

For companion animals, Heska's efforts advance the healthcare they can receive. This advanced care improves their lives and the lives of those with whom they come into contact. After all, companionship is not the only thing that these animals have to offer.

Often, better healthcare for even one companion animal can make all the difference in the lives of many people.





# ADVANCING Veterinary Medicine for Your Partners

Branson and Bojar ("Bo") are Oklahoma State Troopers who have one of the most dangerous jobs in our country. They are narcotics officers in a special operations unit whose primary responsibility is to interfere with the trafficking of illegal drugs and firearms. On a daily basis, this team puts their lives in danger to make our highways and our nation safer.

Bo, a 3-year-old, 85 lb. German Shepherd from Czechoslovakia, was bred and trained to work as a narcotics detection dog. As a team, Branson and Bo excel at their work. Since December 2000, they have seized over $4.5 million in drugs and drug money.

**The bond that Branson and Bo have formed impacts a number of people** – the other troopers in their special operations unit, the rest of Branson's family, and the public with whom they interact, to name a few. Often, Bo's presence is all that is required to create an instant change in a suspect's behavior. On occasion, it has prevented Branson from having to use lethal force to subdue and apprehend a criminal. Whether it is at the scene of a domestic disturbance, on the side of a highway at a routine traffic stop or working to detect drugs, Bo is extremely effective at his job. **For obvious reasons, Bo creates a safer working environment and most definitely, can save lives.**

The importance of Bo's job as Branson's partner is obvious, but he is also a family dog. Since coming to the United States, Bo has only been handled by Branson and his family. At home, Bo is the ultimate guard and companion to two small children and a Beagle named, "Sadie."

"At work, Bo is all business and you'd never want to cross his path! At home, he's a gentle dog who loves the attention of his family."





# A Bond That Grows Stronger Every Day

## Trends affecting the companion animal health industry continue to demonstrate the importance of the human-animal bond in our everyday lives:

According to a recent American Animal Hospital Association (AAHA) Survey, 84% of those surveyed acquired their pet mainly for companionship. 52% believe that their pet listens to them best.

As people age and achieve greater financial security, they spend more money on their pets. In the same AAHA survey, 44% said that in a life-threatening situation, they would be willing to spend $3,000 or more to save their pet's life.

Companion animals are enjoying longer lives. As a result, the industry is witnessing an increased need for treatments of diseases associated with aging such as cancer, renal disease and arthritis.

Pets are increasingly viewed as family members. 83% of pet owners refer to themselves as their pet's mom or dad. Pet owners now demand the same degree of healthcare for their companion animals that they expect for the rest of their families.

Perhaps most importantly, people have come to acknowledge the therapeutic role companion animals play in the health and well-being of humans. As demonstrated in the stories on page 12 and 20, many human health professionals have come to believe that the human-animal bond is often the basis for progress in human wellness. Interaction with companion animals promotes physical, emotional, mental and social well-being for children and adults who find themselves in a variety of challenging situations.

The human-animal bond is often the basis for progress in human wellness.

ADVANCING 

# ADVANCING the Special Needs of the Disabled Through Equine Therapy

**The Rancho Vista Equine Therapy Center** is an organization of highly trained professionals, dedicated to helping people of all ages achieve increased physical ability, improved mental health and a sense of self-confidence through equine therapy. From an elderly cowboy that has suffered a stroke to a young girl who has been the victim of sexual abuse, the horses at Rancho Vista have played an important role in their rehabilitation.

Rancho Vista has designed programs that effectively meet a variety of special needs using 3 special traits horses possess:

1) **Horses live in the present moment.** Any mistakes made in the past are forgotten and new beginnings are always possible.
2) **Horses maintain a hierarchy.** Participants in the Rancho Vista programs can easily relate to and appreciate a horse that might be in the same social position as they are. Regardless of whether they perceive themselves to be at the bottom or the top of the social ladder, participants gain an increasing appreciation of the challenges with which others are faced.
3) **Horses are herd animals.** By nature, horses will follow if a participant learns to lead them. Thus, a partnership is formed between the horse and the person receiving therapy.





There are numerous examples of success in partnering with horses. Just one of many examples is the hippotherapy (therapy using the movement of a horse) that children like Michael and Jessica receive. With their equine partners, they continue to build physical strength and capabilities that could not develop as effectively with other therapeutic methods.

To learn more about The Rancho Vista Equine Therapy Center and opportunities for contribution, contact Ann Streett-Joslin at 970-221-5522.

"Horses facilitate a unique method of therapy that has proven to change lives."

– Ann Streett-Joslin, President and Program Director

ADVANCING 

# Rich Pipeline of Products

Heska has a rich pipeline of near- and long-term product opportunities. In addition to our in-house research expertise, we collaborate with veterinary and medical schools to research and develop diverse diagnostic, vaccine and therapeutic products. Our research and development focuses on discovering, developing and advancing the technology and medicine available in the veterinary practice.

Among numerous examples of our advances in research and development, we have completed gene sequencing projects that have identified hundreds of potential molecular targets for flea control and canine heartworm products – two of the largest market opportunities within the companion animal health market. We have also reached key regulatory and technical milestones in our gene medicine project for the treatment of cancer in dogs and in our project to develop effective, longer-lasting pain control for cats and dogs.


PRODUCT PIPELINE
2002
2003
E.R.D.-Screen™ Test
Feline ImmuCheck™ Assays
Giardia + Crypto-Screen™ Test
Vet/Ox® G2 Digital Monitor
Canine Cancer Therapeutic
Feline I.N.Vaccine



## ADVANCING Better Pain Control for Your Pet

Imagine enduring even a minor surgery without the relief of a pain killer afterwards. To date, there are no approved therapeutics designed for cats or dogs that would manage an animal's long-term pain due to surgery or illness. Traditionally, there has been no other option but to keep an animal sedated, which doesn't relieve the pain, but simply keeps an animal from being "aware" of it. Sedation is not a very realistic option for an animal that is expected to go home and carry out normal functions soon after a surgical procedure or during an extended recovery from illness.

Heska is very excited about the progress we have made on developing a better method of pain control for pets. **Our desire to address unmet veterinary needs has led us down this path and we expect great success.**



















## ADVANCING the Battle Against Cancer

**Due to better veterinary healthcare, companion animals now enjoy longer lives.** Unfortunately, this also means that they will face a greater likelihood of diseases associated with aging, such as cancer. Cancer accounts for about half of the deaths in pets over 10 years of age.

Surgery, chemotherapy and radiation therapy are the treatment options most often used in combination with one another to effectively treat and manage cancer. As cancer specialists and research scientists continue to find new treatments and apply existing treatments in novel ways, they expand the veterinary team's set of cancer-fighting tools.

Heska is working to develop such a tool and it is in the advanced stages of development. This gene-based medicine for the treatment of tumors in dogs stimulates the dog's own immune system to attack tumors. Heska's cancer therapy will offer several advantages: 1) It will provide a treatment option that may shrink tumors and make successful surgery more likely; 2) It will be safe, with virtually no side-effects; 3) The product will be used on an out-patient basis, limiting the expense and distress associated with lengthy hospitalization.

 

# ADVANCEMENTS FROM HESKA

## PHARMACEUTICALS, VACCINES AND DIAGNOSTIC (PVD) PRODUCTS

Heska's PVD products represent unmatched advancements in veterinary science and medicine. Several of our in-clinic diagnostics are the ONLY tests of their kind. Our innovative non-injectable vaccines are so advanced that they have virtually no competition.



ALLERCEPT
E-Screen
E-Screen IgE Test
C T


### ALLERCEPT™ E-Screen™ Test

**Up to 15% of all dogs suffer from allergies.** Thousands never receive treatment, often due to the time and expense involved. This 5-minute test is the **ONLY** in-clinic screening test to detect the presence of antibodies, often associated with allergic disease. **The E-Screen Test**, combined with **ALLERCEPT™ Definitive Allergen Panels** and **ALLERCEPT™ Treatment Sets**, provides the most comprehensive allergy treatment and assessment program in the veterinary market.



Heska
Canine Heartworm


### Solo Step® CH Test Cassettes

**Solo Step CH** is the **ONLY** 1-step, patient-side heartworm test on the market. This simple test allows veterinarians to diagnose a disease that puts millions of dogs at risk every year. This important diagnostic tool is an essential step in canine preventive healthcare.

It's simple. It's fast. It's more accurate than the competition.



### Flu Avert™ I.N. vaccine

Equine influenza is one of the most common and severe respiratory diseases. A very effective weapon, **Flu Avert I.N.** is the **ONLY** equine influenza vaccine in the U.S. that has been proven to prevent influenza. Thus, this product has a huge impact on horses that perform public services or enter competitive activities. Administered like a nasal spray, veterinarians have witnessed horses vaccinated with **Flu Avert I.N.**, remain protected from the disease while their stable mates, infected and sick, were unable to perform their activities.



HESKA
E.R.D.-Screen™
Urine Test
In vitro diagnostic test for the detection of microalbuminuria in dogs.
HESKA


### E.R.D.-Screen™ Urine Test

**CONSIDERED A TRUE BREAKTHROUGH FOR THE #2 KILLER OF DOGS**

Currently, kidney disease in dogs is diagnosed in the late stages of the disease when waste products normally filtered by the kidney appear in elevated levels in the blood. This late diagnosis is essentially fatal and offers few options to save the dog.

**New E.R.D.-Screen** is the **ONLY** test that provides veterinarians with a simple and inexpensive tool for the early detection of dogs "at risk" for renal disease, or other ongoing diseases causing kidney damage.

## VETERINARY MONITORING AND DIAGNOSTIC INSTRUMENTATION

By adapting medical technology to the unique biology of companion animals, Heska offers veterinarians a line of advanced instrumentation that provides superior alternatives in key areas of their practice such as hematology, blood chemistry, surgical monitoring and annual wellness testing.



### i-STAT® Portable Clinical Analyzer

The i-STAT is the ONLY portable internal medicine analyzer for companion animals on the market today. It has proven to be invaluable in thousands of veterinary practices, emergency rooms and in the triage of search and rescue dogs at disaster sites and in other emergency situations. Requiring only 3 drops of blood, the i-STAT can provide a complete analysis of a patient's vital blood chemistry in just 2 minutes.



### Vet/Ox® G2 Digital Monitor

This NEW digital monitor advances the veterinarian's ability to consistently measure the patient's blood oxygen saturation ($SpO_2$) and pulse rate without loss of signal due to deep anesthesia or movement. The underlying technology used in this monitor was initially developed out of a need to monitor infants with a much lower blood flow than adults. To address similar needs that the veterinarian has in monitoring small companion animals, Heska has customized this technology for veterinary use.



### Vet ABC-Diff Hematology Analyzer

Affordable, in-clinic hematology is an increasing need among veterinarians. The ABC-Diff analyzer guarantees accurate results. With just a tiny sample of blood, critical information from this analyzer can tell veterinarians whether their patients have a critical situation, a chronic disease or a curable condition.



### The SPOTCHEM™ EZ Chemistry Analyzer and the EZ Health Check Vet Multi-Strip

**GERIATRIC, PRE-SURGICAL AND ANNUAL WELLNESS TESTING WILL NEVER BE THE SAME.**

This unique system advances the state of annual wellness testing by providing an inexpensive option for monitoring your pet's health year after year. Changes in blood chemistry are health indicators that can signal a problem and allow the veterinarian to proactively address potential health risks.

SPOTCHEM EZ gives pet owners the confidence that a more thorough health check-up will help ensure a longer and healthier life for their pet.

# ADVANCING The Human-Animal Bond in Colorado

It has long been recognized that companion animals have a dramatic and immediate effect on humans. People talk to their pets about unresolved issues, feelings and emotions that other humans will probably never hear. Even at times when other family members can't break through the communication barriers, people respond to animals.

An animal's presence can change even the most aggressive person into someone more willing to accept assistance, make necessary life changes or recognize the value of kindness to others. It is both a physical and an emotional response to animals that can create bonds even stronger than those formed with other people.

The Human-Animal Bond in Colorado (HABIC) is a group of dedicated healthcare professionals and some highly trained dogs and cats. Recognizing that the human-animal bond is often more powerful than any other therapeutic process, HABIC was formed out of a desire to help people with all kinds of life challenges. Through structured programs, HABIC volunteers work closely with the elderly, emotionally and mentally disabled children and adults, people with life-threatening illnesses, victims of violent crimes and other trauma – and the list goes on. HABIC's programs are extremely effective in a variety of settings due to the use of customized therapy based on an individual's unique needs and limitations.

In hospitals and senior citizens' homes, HABIC's Animal-Assisted Activities introduce participants to unconditional friends. HABIC's canine and feline volunteers restore hope and bring them a sense of peace and contentment.

HABIC's other programs involve Animal-Assisted Therapy. These treatment programs combine the skills of a trained professional with the benefits of a HABIC Human-Animal Team that is eager to meet the patient at any level. The patient becomes more relaxed, more trusting and more open to receive help. Interactions with these teams stimulate the patient to work harder at recovery. Results are often reached more quickly and with less medication.

To learn more about HABIC and opportunities for contribution, contact Georgia Granger at 970-491-2776.

"These animals bring out the best sides of people and they love what they do."

– Georgia Granger, Director of HABIC

 

# SELECTED CONSOLIDATED FINANCIAL INFORMATION

## CONSOLIDATED STATEMENT OF OPERATIONS DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| REVENUES | $48,283 | $52,675 | $51,176 | $39,772 | $29,303 |
| GROSS MARGINS ON PRODUCTS SOLD | 38% | 33% | 28% | 24% | 25% |
| SELLING AND MARKETING | 13,981 | 14,788 | 15,073 | 13,188 | 9,954 |
| RESEARCH AND DEVELOPMENT | 13,565 | 14,929 | 17,042 | 25,126 | 20,343 |
| GENERAL AND ADMINISTRATIVE | 7,882 | 9,457 | 11,231 | 11,939 | 13,192 |
| OTHER OPERATING EXPENSES AND SPECIAL CHARGES | 2,322 | 1,542 | 6,031 | 6,388 | 4,899 |
| NET LOSS | (18,691) | (21,870) | (35,836) | (44,274) | (38,864) |
| BASIC NET LOSS PER SHARE | (0.48) | (0.65) | (1.31) | (1.79) | (2.42) |
| SHARES USED TO COMPUTE BASIC NET LOSS PER SHARE | 38,919 | 33,782 | 27,290 | 24,693 | 16,042 |

## CONSOLIDATED BALANCE SHEET DATA

(IN THOUSANDS)

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES | $5,710 | $5,658 | $23,981 | $51,930 | $28,752 |
| WORKING CAPITAL | 8,215 | 13,308 | 28,234 | 51,947 | 31,461 |
| TOTAL ASSETS | 37,757 | 39,160 | 71,168 | 98,054 | 69,020 |
| LINE OF CREDIT BORROWINGS | 5,737 | — | 917 | 1,749 | 667 |
| LONG-TERM OBLIGATIONS | 3,131 | 3,819 | 5,346 | 11,367 | 10,754 |
| TOTAL STOCKHOLDERS' EQUITY | 17,166 | 25,100 | 45,439 | 67,114 | 43,850 |

# FINANCIAL HIGHLIGHTS

**During 2001, we made significant progress on improving our financial performance.** This progress was made while continuing to build a strong pipeline of products in research and development, a pipeline that holds the promise of significant future revenue growth for the Company. The restructuring initiatives we have implemented over the past 3 years have resulted in a leaner, more focused organization with improved financial results in the following areas:



COMPANION ANIMAL HEALTH PRODUCT REVENUE
Continuing Business 1997 - 2001 (in millions)
$8.3
$12.1
$24.8
$28.2
$32.7
1997
1998
1999
2000
2001


## Companion Animal Health Product Revenue

The revenue in our continuing core business from companion animal health products has increased significantly over the past 4 years, growing at a compound annual growth rate of 41%. These revenues include pharmaceuticals, vaccines and diagnostic products and veterinary medical instrumentation.



TOTAL PRODUCT REVENUE
Continuing Business 1997 - 2001 (in millions)
$19.4
$24.3
$36.9
$46.4
$46.4
1997
1998
1999
2000
2001


## Total Product Revenue

Total product revenue from our continuing core business, which includes companion animal health products, as well as revenue from our Diamond Animal Health subsidiary, has grown to $46.4 million, representing an annual compound growth rate of 24%.






GROSS PROFIT MARGINS ON PRODUCT SALES
1997 - 2001
25%
24%
28%
33%
38%
1997
1998
1999
2000
2001

## Improved Gross Profit Margins

For the second year in a row, we improved our gross profit margin by more than 5 full percentage points. This improvement has been driven by our sales mix containing a greater proportion of higher margin proprietary products and by improved efficiencies at our Diamond Animal Health subsidiary.


OPERATING EXPENSES
1997 - 2001 (in millions)
$48.4
$56.6
$49.4
$40.7
$37.8
1997
1998
1999
2000
2001

## Reduced Operating Expenses

The restructuring of our business, combined with diligent expense management, has enabled us to significantly reduce our total operating expenses over the past 4 years. We continue to focus on better ways to leverage our capabilities and improve efficiencies.


LOSS FROM OPERATIONS
1997 - 2001 (in millions)
1997
1998
1999
2000
2001
$39.2
$46.0
$34.6
$21.3
$18.1

## Enhanced Operating Performance

The combination of strong product revenue growth, improved gross profit margins and reduced operating expenses has resulted in a strong and steady improvement in our operating results. This has been accomplished while continuing to develop a strong product pipeline that holds the promise of significant future growth.


LONG-TERM DEBT
1997 - 2001 (in millions)
$15.4
$18.8
$13.3
$5.0
$2.9
1997
1998
1999
2000
2001

## Reduced Debt Levels

During the past 3 years, we have drastically reduced the debt levels on the Company's balance sheet. Our total long-term debt (including current portion) plus capitalized leases has declined by nearly $16 million during this time.

Passion, commitment and excellence are at the heart of everything we do. From product creation to product delivery, from developing our people to serving our customers, we are driven by our respect for the human-animal bond. Our products and services make a significant difference to the well-being of companion animals and the people who share their lives. Companion animals are our friends, our family and our partners. They deserve the best healthcare we can give them.



Our science makes a difference
in the life of your pet.

## BOARD OF DIRECTORS



## CORPORATE OFFICERS

Robert B. Grieve
Chairman and Chief Executive Officer

James H. Fuller
President and Chief Operating Officer

Ronald L. Hendrick
Executive Vice President, Chief Financial Officer and Secretary

Dan T. Stinchcomb
Executive Vice President, Research and Development

Carol T. Verser
Executive Vice President, Intellectual Property and Business Development

Mark D. Cicotello
Vice President, Human Resources

## SUBSIDIARY LOCATIONS

**Diamond Animal Health, Inc.**
Des Moines, Iowa
Tel. 515-263-8600

**HESKA AG**
Fribourg, Switzerland
Tel. +41 26 347 21 40

## COMPANY INFORMATION

**Corporate Office**
Heska Corporation
1613 Prospect Parkway
Fort Collins, Colorado 80525
Tel. 970-493-7272
Fax. 970-484-9505
Web site. **www.heska.com**

### INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Denver, Colorado

### GENERAL COUNSEL

Wilson Sonsini Goodrich & Rosati
San Francisco, California

### INVESTOR RELATIONS

PondelWilkinson MS&L
Los Angeles, California

### TRANSFER AGENT

Computershare Trust Company
Lakewood, Colorado

### STOCK LISTING

The Nasdaq Stock Market®
Symbol: HSKA

### ANNUAL MEETING

May 16, 2002
Heska Corporation
1613 Prospect Parkway
Fort Collins, Colorado
9:00 a.m.

A copy of our annual report to the Securities and Exchange Commission on Form 10-K is availalable without charge on our Web site or upon written request to:

Heska Corporation
Attention: Investor Relations
1613 Prospect Parkway
Fort Collins, Colorado 80525
Tel. 970-493-7272

### FORWARD-LOOKING STATEMENTS

With the exception of historical matters, this annual report contains express or implied forward-looking information about Heska's future financial performance including revenue growth, improved gross profit margins, transition to profitability and future products in our development pipeline that are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including delays in market acceptance; delays in future product development; our ability to raise sufficient cash or access available borrowings to fund future operations as needed; failure to receive or delays in receiving regulatory approvals; lack of enforceability of patents and proprietary rights; quality of management; competition; changes in business strategy or development plans; inability to obtain renewal or continuation of contracts, or obtain exclusivity, to market, sell or distribute certain products described herein; inability to manufacture product at currently projected costs and other risks detailed from time to time in Heska's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2001. These forward-looking statements speak only as of the date thereof. Heska disclaims any intent or obligation to update these forward-looking statements.

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

Or

 TRANSITION REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________


RECEIVED
APR 0 8 2002
PROCESSING
SECTION
354

Commission file number: 0-22427

# HESKA CORPORATION

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| Delaware | 77-0192527 |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification Number)** |
| 1613 Prospect Parkway<br>Fort Collins, Colorado | 80525 |
| **(Address of principal executive offices)** | **(Zip Code))** |

**Registrant's telephone number, including area code: (970) 493-7272**

**Securities registered pursuant to Section 12(b) of the Act: None**

**Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $40,287,365 as of March 26, 2002 based upon the closing price on the Nasdaq National Market reported for such date. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

47,845,112 shares of the Registrant's Common Stock, $.001 par value, were outstanding at March 26, 2002.

## DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors), 11, 12 and 13 of Part III incorporate by reference information from the Registrant's Proxy Statement filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2002 Annual Meeting of Stockholders.

TABLE OF CONTENTS



ALLERCEPT, AVERT, E.R.D.-SCREEN, E-SCREEN, HESKA, SOLO STEP, VET/ECG, VET/E-Sig, VET/IV, and VET/OX are trademarks of Heska Corporation. This 10-K also refers to trademarks and trade names of other organizations.

# PART I

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Factors that May Affect Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Form 10-K.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. These forward-looking statements apply only as of the date of this Form 10-K.

**Item 1. Business.**

We discover, develop, manufacture and market companion animal health products principally for dogs, cats and horses. We employ approximately 80 scientists, of whom over one quarter hold doctoral degrees, with expertise in several disciplines including microbiology, immunology, genetics, biochemistry, molecular biology, parasitology and veterinary medicine. This scientific expertise is focused on the development of a broad range of pharmaceutical, vaccine and diagnostic products for companion animals. We also sell veterinary diagnostic and patient monitoring instruments and offer diagnostic services to veterinarians in the United States and Europe principally for companion animals. Our Diamond Animal Health subsidiary manufactures food animal vaccines as well as other food animal products that are marketed and distributed by other animal health companies. In addition, Diamond manufactures certain companion animal health products for marketing and sale by Heska.

We currently market our products in the United States to veterinarians through approximately 20 independent third-party distributors and through a direct sales force, complemented by an internal telesales group. Nearly one-half of our domestic distributors provide sales services for the full line of our pharmaceutical, vaccine, diagnostic and instrumentation products. Late in 2001, we made a shift in our product distribution strategy and expect to rely on independent distributors for a greater portion of our domestic sales. Outside the United States, we rely primarily on third-party distributors and, for certain of our products, have granted our corporate partners exclusive distribution rights. See "Sales, Marketing and Distribution" below.

Our principal executive offices are located at 1613 Prospect Parkway, Fort Collins, Colorado 80525 and our telephone number is (970) 493-7272. We were incorporated in California in 1988, and we reincorporated in Delaware in 1997.

Our business is comprised of two reportable segments, Companion Animal Health and Food Animal Health. Within the Companion Animal Health segment there are two major product groups, which we define as pharmaceuticals, vaccines and diagnostics (PVD) and veterinary diagnostic and patient monitoring instruments. These products are sold through our operations in Fort Collins, Colorado and Europe. Within the Food Animal Health segment, there is one major product group, food animal vaccine and pharmaceutical products. We manufacture these food animal products at our Diamond Animal Health subsidiary located in Des Moines, Iowa.

### Companion Animal Health Products

We presently sell a variety of companion animal health products, among the most significant of which are the following:

#### *Diagnostics*

*Heartworm Diagnostic Products.* Heartworm infections of dogs and cats are caused by the parasite, *Dirofilaria immitis*. This parasitic worm is transmitted in larval form to dogs and cats through the bite of an infected mosquito. Larvae develop into adult worms that live in the pulmonary arteries and heart of the host, where they can cause serious cardiovascular, pulmonary, liver and kidney disease. Our canine and feline heartworm diagnostic tests use monoclonal antibodies or a recombinant heartworm antigen, respectively, to detect heartworm antigens or antibodies circulating in the blood of an infected animal. These tests were introduced into the marketplace over the last several years.

We currently market and sell heartworm diagnostic products for both cats and dogs. SOLO STEP FH for cats and SOLO STEP CH for dogs are available in both point-of-care versions that can be used by veterinarians on site, as well as tests that can be sent to our veterinary diagnostic laboratory at our Fort Collins facility. In 2000, we introduced SOLO STEP CH Batch Test Strips, which is a rapid and simple point-of-care antigen detection test for dogs that allows veterinarians in larger practices to run multiple samples at the same time. Novartis Agro K.K. (Novartis Animal Health K.K. Tokyo) has been appointed our exclusive distributor of SOLO STEP CH and SOLO STEP FH in Japan. SOLO STEP CH received regulatory approval from the Japanese Ministry of Agriculture, Forestry and Fisheries, or MAFF, in September 2001 and was first sold in Japan in November 2001.

*Allergy Testing and Diagnostic Products.* Allergy is common in companion animals, and it is estimated to affect approximately 10% to 15% of dogs. Clinical symptoms of allergy are variable, but are often manifested as persistent and serious skin disease in dogs and cats. Clinical management of allergic disease is problematic, as there are a large number of allergens that may give rise to these conditions. Although skin testing is often regarded as the most accurate diagnostic procedure, such tests can be painful, subjective and inconvenient. The effectiveness of the immunotherapy that is prescribed to treat allergic disease is inherently limited by inaccuracies in the diagnostic process.

Heska markets two complementary *in vitro* tests for the detection of IgE, the antibody involved in most allergic reactions:

- The ALLERCEPT E-Screen Test, introduced in 2001, is a rapid in-clinic test that detects the presence of allergen-specific IgE, an antibody associated with allergic disease. Dogs testing positive for allergen-specific IgE are candidates for further evaluation using our ALLERCEPT Definitive Allergen Panels to determine the specific allergens to which the dog is allergic.

- The ALLERCEPT Definitive Allergen Panels, introduced in 1997, provide the most accurate determination of the specific allergens to which a dog is reacting. The panels use a highly specific recombinant version of the natural IgE receptor to screen the serum of potentially allergic animals for IgE directed against a panel of known allergens. A typical test panel consists primarily of various pollen, grass, mold, insect and mite allergens. The test results often serve as the basis for prescription ALLERCEPT Allergy Treatment Sets.

*Early Renal Disease.* Renal disease is the second leading cause of death in dogs and often goes undetected until it is too late. It is estimated that 70% to 80% of kidney function is already destroyed before veterinarians can detect renal disease using existing tests. Early detection is key to the introduction of dietary or therapeutic regimens that could significantly slow the progression of the disease and add quality years to a dog's life. Our E.R.D.-SCREEN Test, introduced in March 2002, is a rapid in-clinic immunoassay that detects trace amounts of albumin in urine. The persistent presence of albumin in urine is believed to be associated with the early stages of renal disease.

*Vaccines*

*Equine Influenza Vaccine.* Equine influenza is a common viral disease of horses and is similar to human influenza. This disease poses a significant risk to the estimated six million horses in the United States. Infected horses have severe respiratory disease and diminished performance for an extended period following infection. We believe that approximately half of the six million horses in the United States currently receive vaccination. Most competitive equine influenza vaccines are administered as a component of a multi-purpose vaccine, intended to provide protection against multiple infectious diseases. Industry sources have estimated the total U.S. equine vaccine market at $50 million. We believe that other currently available vaccines for equine influenza are of limited efficacy.

We have developed a unique vaccine for equine influenza, our Flu AVERT I.N. vaccine, which we believe has improved efficacy and duration of immunity compared to existing products. This product was approved by the United States Department of Agriculture, or USDA, in November 1999 and was first sold to veterinarians in December 1999. In February 2001, we granted Novartis Animal Health Canada exclusive distribution rights for Flu AVERT I.N. vaccine in Canada. The vaccine received regulatory approval from the Canadian Food Inspection Agency, or CFIA, in August 2001 and was first sold in Canada in September 2001.

*Allergy Treatment Sets.* Veterinarians who use our ALLERCEPT Definitive Allergen Panels often purchase ALLERCEPT Allergy Treatment Sets for those animals with positive test results. These prescription immunotherapy treatment sets are formulated specifically for each allergic animal and contain only the allergens to which the animal has significant levels of IgE antibodies. The prescription formulations are administered in a series of injections, with doses increasing over several months, to ameliorate the allergic condition of the animal. Immunotherapy is generally continued for an extended time. We offer both canine and feline immunotherapy treatment products.

*Feline Respiratory Disease Vaccine.* In 1997, we introduced in the United States HESKA Trivalent Intranasal/Intraocular Vaccine, a three-way modified live vaccine to prevent disease caused by the three most common respiratory viruses of cats: calicivirus, rhinotracheitis virus and panleukopenia virus. This vaccine is administered without needle injection by dropping the liquid preparation into the eyes and nostrils of cats. While there is one competitive non-injectable two-way vaccine, all other competitive products are injectable formulations. The use of injectable vaccines in cats has become controversial due to the frequency of injection site-associated side effects. The most serious of these side effects are injection site sarcomas, tumors which, if untreated, are nearly always fatal. Our vaccine avoids injection site side effects, and we believe it is very efficacious. We anticipate the introduction of a second generation of this product in 2003.

*Pharmaceuticals*

*Nutritional Supplements.* In 1998, we developed and introduced in the United States a novel fatty acid supplement, HESKA F.A. Granules. The source of the fatty acids in this product, flaxseed oil, leads to high omega-3:omega-6 ratios of fatty acids. Diets high in omega-3 fatty acids are believed to lead to lower levels of inflammatory mediators. The HESKA F.A. Granules include vitamins and are formulated in a palatable flavor base that makes the product convenient and easy to administer.

*Medical Instruments*

We offer a broad line of veterinary diagnostic, monitoring and other instruments which are described below. We also market and sell consumable supplies and reagents for these instruments. We entered this line of business in March 1998, when we acquired Sensor Devices, Inc., a manufacturer and marketer of patient monitoring and diagnostic instruments. Following that acquisition, we completed the development of various other instruments and entered into agreements for the distribution of additional instruments to veterinarians.

*Diagnostic Instruments.* Our line of veterinary diagnostic instruments includes the following:

- The i-STAT Portable Clinical Analyzer is a hand-held, portable clinical analyzer that provides quick, easy analysis of blood gases and other key analytes, such as sodium, potassium and glucose, with whole blood.

- The HESKA Vet ABC-Diff Hematology Analyzer is an easy to use blood analyzer that measures such key parameters as white blood cell count, red blood cell count, platelet count and hemoglobin levels in animals.

- The SPOTCHEM EZ is a compact desktop system used to measure common blood chemistry components that are vital to veterinary medical diagnosis. It provides veterinarians with an easy-to-use, flexible and economical in-clinic chemistry system.

*Monitoring and Other Instruments.* The use by veterinarians of the types of patient monitoring products that are taken for granted in human medicine is becoming the state of the art in companion animal health. Our line of monitoring instruments includes:

- The VET/OX 4404 monitor and the VET/OX 4800 monitor, the centerpieces of our monitoring instrument product line, are oxygen saturation monitors designed for monitoring animals under anesthesia. Each monitor includes a variety of additional parameters, such as pulse rate and strength, body temperature, respiration and ECG.

- The VET/E-Sig probe is used for monitoring ECG, temperature and heart and breath sounds of anesthetized dogs.

- The VET/IV 2.2 infusion pump is a compact, affordable IV pump that allows veterinarians to easily provide regulated infusion of fluids, drugs or nutritional products for their patients.

*Veterinary Diagnostic Laboratory*

We have a veterinary diagnostic laboratory at our Fort Collins facility. This diagnostic laboratory currently offers our allergy diagnostics, canine and feline heartworm diagnostics and flea bite allergy assays, in addition to other diagnostic services including polymerase chain reaction (PCR) based tests for certain infectious diseases. Our Fort Collins veterinary diagnostic laboratory is currently staffed by medical technologists experienced in animal disease and several additional technical staff.

We intend to continue to use our Fort Collins diagnostic laboratory both as a stand-alone service center for our customers and as an adjunct to our product development efforts. Many of the assays which we intend to develop in a point-of-care format are initially validated and made available in the veterinary diagnostic laboratory and will also remain available there after the introduction of the analogous point-of-care test.

### Food Animal Health Products

In addition to manufacturing companion animal health products for marketing and sale by Heska, Diamond Animal Health, our wholly-owned subsidiary, has developed its own line of food animal vaccines that were licensed by the USDA in the United States in 1998 and 1999. In 1998, Diamond entered into an agreement with a food animal products distributor, Agri Laboratories, Ltd., or AGRILABS, for the exclusive marketing and sale of these vaccines worldwide. AGRILABS currently has an arrangement with Intervet International B.V., a division of Akzo Nobel, for the exclusive distribution of these vaccines worldwide. Certain annual contract minimums must be met by AGRILABS in order to maintain worldwide exclusivity. The agreement expires in December 2004 and is automatically renewed for additional one-year terms thereafter, unless either party gives prior written notice that it does not wish to renew the agreement. We do not currently intend to terminate this agreement and have not received any such notice from AGRILABS. We are currently in negotiations with AGRILABS to modify and extend this agreement. Diamond is the sole manufacturer of these products.

Diamond also manufactures biological and pharmaceutical products for a number of other food animal health companies. This activity ranges from providing complete turnkey services which include research, licensing, production, labeling and packaging of products to providing any one of these services as needed by their customers.

### *Product Creation*

We are committed to creating innovative products to address significant unmet health needs of companion animals. We create products both through internal research and development and through external collaborations. Internal research is managed by multidisciplinary product-associated project teams that consist of microbiologists, immunologists, geneticists, biochemists, molecular biologists, parasitologists and veterinarians, as appropriate.

We are also committed to identifying external product opportunities and creating business and technical collaborations that lead to the creation of other products. We believe that our active participation in scientific networks and our reputation for investing in research enhances our ability to acquire external product opportunities.

In the past, we have collaborated with a number of third parties on the development of various pharmaceutical, vaccine and diagnostic products. We have collaborated with numerous university veterinary specialists and practicing veterinarians to test products in development and to validate the utility of our existing products in the marketplace. In addition, we have collaborated and continue to collaborate with the following institutions and companies to develop critical components of our products:

- Quidel Corporation, Genzyme Corporation and Diagnostic Chemicals, Ltd. with respect to the development of certain of our rapid, in-clinic diagnostics tests,
- Valentis, Inc. and National Jewish Medical and Research Center on the development of an intratumor gene therapy for the treatment of solid tumors in dogs, and
- Researchers at the University of Pittsburgh on the development of our Flu Avert I.N. vaccine.

We have also collaborated with several third parties on the development of our veterinary medical instrument product line, including:

- i-STAT Corporation, for the development of veterinary applications for the i-STAT Portable Clinical Analyzer and the cartridges used with this instrument,

- Arkray, Inc., for the development of veterinary applications for the SPOTCHEM EZ clinical biochemistry analyzer and associated reagents, and
- scil GmbH, for the development of veterinary applications for the Heska Vet ABC-Diff Hematology Analyzer and associated reagents.

Our product pipeline currently includes numerous products in various stages of development. Products under development include several point-of-care diagnostic products, vaccines and pharmaceutical products for allergy, cancer, heartworm control, pain management and flea control. We currently have under development the following products which we expect to introduce in 2002 and 2003:

- A screening test for the parasites, *Giardia* and *Cryptosporidium*;
- A second generation vaccine for feline respiratory disease;
- A diagnostic product to determine if cats remain protected against common respiratory viral diseases; and
- A gene-based medicine that stimulates a dog's own immune system to attack tumors.

The vast majority of all our research and development resources are directed toward the development of new companion animal health products. We incurred expenses of $13.6 million, $14.9 million and $17.0 million in the years ended December 31, 2001, 2000, and 1999, respectively in support of our research and development activities.

Sales, Marketing and Distribution

We estimate that there are approximately 30,000 veterinarians in the United States whose practices are devoted principally to small animal medicine. Those veterinarians practice in approximately 20,000 clinics in the United States. During the past year, we sold our products to approximately 14,000 such clinics in the United States.

We currently market our products in the United States to veterinarians through independent third-party distributors, a direct sales force, a telephone sales force, trade shows and print advertising. Prior to 2001, our distribution strategy relied upon the use of third-party sales agents who would market Heska's products on consignment. During 2001, we modified our distribution strategy and entered into distribution agreements with over 20 third-party veterinary distributors. These distributors purchase and market our products utilizing their direct sales forces. Nearly one-half of these domestic distributors purchase the full line of our pharmaceutical, vaccine, diagnostic and instrumentation products. We believe that these relationships will provide for more complete market penetration. Internationally, we market our products to veterinarians primarily through third-party distributors and corporate partners.

Given the shift in our product distribution strategy, we expect that a greater portion of our sales will come from distributors rather than our direct sales force. An important factor in successfully implementing this strategy will be to retain sufficient independent distributors to market and sell our products. We believe that one of our largest competitors, IDEXX, prohibits its distributors from selling competitors' products, including our SOLO STEP heartworm diagnostic products and medical diagnostic instruments. To be successful, we will need to continue to attract and retain sufficient independent distributors and train the sales personnel of our distributors about the Heska products.

We have granted third parties substantial marketing rights to certain of our existing products as well as products under development. Our agreements with our corporate marketing partners generally contain no minimum purchase requirements in order for them to maintain their exclusive or co-exclusive marketing rights. Currently, Novartis Agro K.K. markets and distributes SOLO STEP CH in Japan, and Novartis Animal Health Canada, Inc. distributes our Flu AVERT I.N. vaccine in Canada. In addition, we have entered into agreements with Novartis, Nestle Purina Petcare Company and Eisai Inc. to market or co-market certain of the products that we are currently developing.

### Manufacturing

Our products are manufactured in our Fort Collins, Des Moines and Fribourg, Switzerland facilities and/or by third-party manufacturers. Diamond's facility is a USDA, Food and Drug Administration, or FDA, and Drug Enforcement Agency, or DEA, licensed biological and pharmaceutical manufacturing facility in Des Moines, Iowa. We expect that we will manufacture most or all of our biological products at this facility, as well as most or all of our recombinant proteins and other proprietary reagents for our diagnostic products. Heska AG manufactures its allergy diagnostic products at its facility in Fribourg, Switzerland. Quidel Corporation and Diamond manufacture our heartworm point-of-care diagnostic products. Centaq, Inc. manufactures our immunotherapy treatment products. Third parties manufacture our veterinary diagnostic and patient monitoring instruments, including our various analyzers and veterinary sensors.

In addition to manufacturing certain of our proprietary products, Diamond manufactures animal health vaccine products for marketing and sale by other companies. Diamond currently has the capacity to manufacture more than 50 million doses of vaccine each year. Diamond's customers purchase products in both bulk and finished format, and Diamond performs all phases of manufacturing, including growth of the active bacterial and viral agents, sterile filling, lyophilization and packaging. Diamond also offers support to its customers through research services, regulatory compliance services, validation support and distribution services.

### Collaborative Agreements

*Novartis.* We have entered into several collaborative agreements with various subsidiaries and/or divisions of Novartis AG.

- *Screening and Development Agreement.* We entered into this agreement with Ciba-Geigy Limited, now known as Novartis AG, in April 1996. Under the agreement the parties may undertake joint research and development activities related to both companion animal and food animal health. If the parties decide not to perform joint research activities, then Novartis has the right to use our materials to develop food animal or companion animal products. Novartis would pay royalties on any such products developed by it. There are currently no joint research programs underway and no products being sold that were developed under this agreement. This Agreement is effective until December 31, 2005.

- *Marketing Agreements.* In April 1996, we entered into marketing agreements with Ciba-Geigy Limited (Novartis AG) and Ciba-Geigy Corporation, now known as Novartis Animal Health US, Inc. Under these agreements, these entities were granted various rights to manufacture and market flea control vaccine or feline heartworm control vaccine products developed by us for which USDA prelicensing serials are completed on or before December 31, 2005. We have co-exclusive rights to market these products under our own trade names throughout the world, subject to certain other marketing rights, and we share revenues on those sales. These agreements are in force until December 2010 or for as long as Novartis is selling the products. No products have yet been developed or commercialized under these agreements.

- *Right of First Refusal Agreements.*

  - In April 1996 we entered into an agreement with Ciba-Geigy Limited (Novartis AG) under which we, prior to granting licenses to any third party to products or technology developed or acquired by us for either companion animal or food animal applications, subject to certain other rights, must first notify and offer Novartis such rights. This agreement terminates in December 2005. To date, Novartis AG is not developing or marketing any products offered to it under this agreement, except for a *Leishmania* vaccine that is currently in development at Novartis.

- In August 1998, we entered into an agreement with Novartis Agro K.K. ("NAH-Japan") and Novartis Animal Health, Inc. ("NAH") under which both entities, prior to granting licenses to any third party to certain products or technology offered to NAH-Japan or NAH by any third party or by any NAH affiliate for either companion animal or food animal applications, must first notify and offer us such rights. This agreement terminates in December 2005. To date, Heska is not developing or marketing any products under this agreement.

- *Exclusive Distribution Agreements.*

  - In August 1998, we entered into an agreement with Novartis Agro K.K. (Novartis Animal Health K.K. Tokyo) to be our exclusive distributor for SOLO STEP CH and SOLO STEP FH heartworm diagnostic products and our feline Bivalent/Trivalent Intranasal/Intraocular Vaccines in Japan upon obtaining regulatory approval in Japan for such products, at Novartis' expense. This right continues until December 2006. There are no minimum purchase obligations contained in this agreement. Sales of SOLO STEP CH began in November 2001.

  - In February 2001, we entered into an agreement with Novartis Animal Health Canada, Inc. to be our exclusive distributor for Flu AVERT, I.N. our equine influenza vaccine in Canada until December 2006, subject to Novartis meeting certain minimum purchase requirements. Products are marketed under the HESKA brand name. Product sales began in November 2001.

*Nestle Purina PetCare Company.* We have a strategic alliance with Nestle Purina PetCare Company, formerly Ralston Purina Company. Nestle holds exclusive rights to license our discoveries, know-how and technologies for innovative diets for dogs and cats. The first product from this strategic alliance was introduced under the Purina name in July 2000. A second related product was introduced in 2001. These products are specialty diets for the nutritional management of feline diabetes mellitus. We receive a royalty from Nestle on sales of these products.

*i-STAT Corporation.* Under the terms of an Amended and Restated Distribution Agreement dated as of February 1999, we have been granted exclusive rights to market and sell the i-STAT portable blood analyzer and cartridges in the U.S. and major international markets, including Europe. We also have a right to market certain products developed by i-STAT. The term of this agreement is currently until December 2002. It is automatically renewed thereafter for additional 12 months terms unless either party gives at least 9 months prior written notice to the other that it does not wish to renew the agreement.

*Agri Laboratories, Ltd.* In July 1998, our wholly owned subsidiary, Diamond Animal Health, Inc. entered into a Bovine Vaccine Distribution Agreement. Under the terms of this agreement, Diamond has agreed to manufacture and sell certain bovine vaccines to AGRILABS for distribution worldwide, with certain exceptions. Certain minimum purchase requirements apply to this agreement. This agreement expires in December 2004 and is automatically renewed thereafter for additional one-year terms unless either party gives prior written notice to the other that it does not wish to renew the agreement. We are currently in negotiations with AGRILABS to modify and extend this agreement.

### Intellectual Property

We believe that patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We actively seek patent protection both in the United States and abroad. As of December 31, 2001, we owned, co-owned or had rights to 138 issued U.S. patents and 110 pending U.S. patent applications. Our issued U.S. patents primarily relate to allergy, flea control, heartworm control, infectious disease vaccines, nutrition, instrumentation, diagnostics or vaccine delivery technologies. Our pending patent applications primarily relate to allergy, flea control, heartworm control, infectious disease vaccines, diagnostics, nutrition, cancer, vaccine delivery, immunomodulators or medical instrument technologies. Applications corresponding to pending U.S. applications have been or will be filed in other countries. Our patent portfolio also includes 132 issued patents and 209 pending applications in various foreign countries.

We also have obtained exclusive and non-exclusive licenses for numerous other patents held by academic institutions and biotechnology and pharmaceutical companies. The proprietary technologies of Diamond and Heska AG are primarily protected through trade secret protection of, for example, their manufacturing processes.

The biotechnology and pharmaceutical industries have been characterized by extensive litigation relating to patents and other intellectual property rights. In 1998, Synbiotics Corporation filed a lawsuit against us alleging infringement of a Synbiotics patent relating to heartworm diagnostic technology. See "Item 3. Legal Proceedings."

### Seasonality

Certain portions of our business are subject to seasonality, including our SOLO STEP heartworm diagnostic products, which are principally sold starting in the fourth quarter and continuing through the second quarter of the year; our Flu AVERT I.N. vaccine for equine influenza, which is principally sold in the first and fourth quarters of the year; our veterinary medical instrument products, sales of which are higher in the fourth quarter of the year; and our food animal vaccine products, which are sold principally in the second half of the year.

### Government Regulation

Most of the products that we develop are subject to extensive regulation by governmental authorities in the United States, including the USDA and the FDA, and by similar agencies in other countries. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. Satisfaction of these requirements can take several years and time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product. Any product that we develop must receive all relevant regulatory approval or clearances, if required, before it may be marketed in a particular country. The following summarizes the U.S. government agencies that regulate animal health products:

- *USDA*. Vaccines and certain point-of-care diagnostics are considered veterinary biologics and are therefore regulated by the Center for Veterinary Biologics, or CVB, of the USDA. Industry data indicate that it takes approximately four years and $1.0 million to license a conventional vaccine for animals from basic research through licensing. In contrast to vaccines, point-of-care diagnostics can typically be licensed by the USDA in about a year, at considerably less cost. However, vaccines or diagnostics that use innovative materials, such as those resulting from recombinant DNA technology, usually require additional time to license. The USDA licensing process involves the submission of several data packages. These packages include information on how the product will be manufactured, information on the efficacy and safety of the product in laboratory animal studies and information on performance of the product in field conditions.

- *FDA*. Pharmaceutical products, which generally include synthetic compounds, are approved and monitored by the Center for Veterinary Medicine of the FDA. Industry data indicate that developing a new drug for animals requires approximately 11 years from commencement of research to market introduction and costs approximately $5.5 million. Of this time, approximately three years is spent in animal studies and the regulatory review process. However, unlike human drugs, neither preclinical studies nor a sequential phase system of studies are required. Rather, for animal drugs, studies for safety and efficacy may be conducted immediately in the species for which the drug is intended. Thus, there is no required phased evaluation of drug performance, and the Center for Veterinary Medicine will review data at appropriate times in the drug development process. In addition, the time and cost for developing companion animal drugs may be significantly less than for drugs for food production animals, as food safety issues relating to tissue residue levels are not present.

- *EPA*. Products that are applied topically to animals or to premises to control external parasites are regulated by the Environmental Protection Agency, or EPA.

After we have received regulatory licensing or approval for our pharmaceutical products, numerous regulatory requirements apply. Among the conditions for certain regulatory approvals is the requirement that our manufacturing facilities or those of our third-party manufacturers conform to current Good Manufacturing Practices or other manufacturing regulations, which include requirements relating to quality control and quality assurance as well as maintenance of records and documentation. The USDA, FDA and foreign regulatory authorities strictly enforce manufacturing regulatory requirements through periodic inspections.

A number of our animal health products are not regulated. For example, certain assays for use in a veterinary diagnostic laboratory, such as ALLERCEPT, E-SCREEN and E.R.D.-SCREEN Urine Test, do not have to be licensed by either the USDA or FDA. Similarly, none of our veterinary diagnostic and patient monitoring instruments require regulatory approval to be marketed and sold. Additionally, various botanically derived products, various nutritional products and supportive care products are exempt from significant regulation as long as they do not bear a therapeutic claim that represents the product as a drug.

We have pursued regulatory approval outside the United States based on market demographics of foreign countries. For marketing outside the United States, we are also subject to foreign regulatory requirements governing regulatory licensing and approval for many of our products. The requirements governing product licensing and approval vary widely from country to country. Licensing and approval by comparable regulatory authorities of foreign countries must be obtained before we can market products in those countries. The approval process varies from country to country and the time required for such approvals may differ substantially from that required in the United States. We cannot be certain that approval of any of our products in one country will result in approvals in any other country. To date, we or our distributors have sought regulatory approval for certain of our products in Canada, which is governed by the Canadian Food Inspection Agency, or CFIA, and in Japan, which is governed by the Japanese Ministry of Agriculture, Forestry and Fisheries, or MAFF.

The status of regulatory approval for our major products and products in development both in the United States and elsewhere is summarized below.

| Current Major Products | Country | Regulated | Agency | Status |
|---|---|---|---|---|
| ALLERCEPT E-SCREEN Test | United States<br>EU | No<br>No – in most countries | | |
| ALLERCEPT Definitive Allergen Panels | Unites States<br>EU | No<br>No | | |
| E.R.D.-SCREEN Urine Test | United States<br>EU | No<br>No-in most countries | | |
| Flu AVERT I.N. Vaccine | United States<br>Canada | Yes<br>Yes | USDA<br>CFIA | Licensed<br>Licensed |
| HESKA F.A. Granules | United States | No | | |
| SOLO STEP CH | United States<br>Canada<br>Japan | Yes<br>Yes<br>Yes | USDA<br>CFIA<br>MAFF | Licensed<br>Pending<br>Licensed |
| SOLO STEP FH | United States | Yes | USDA | Licensed |
| SOLO STEP Batch Test Strips | United States<br>Canada | Yes<br>Yes | USDA<br>CFIA | Licensed<br>Pending |
| Trivalent Intranasal/Intraocular Vaccine | United States | Yes | USDA | Licensed |
| Veterinary Medical Instrumentation | United States<br>EU | No<br>No | | |

| Products in Development | Country | Regulated | Agency | Status |
|---|---|---|---|---|
| Feline ImmuCheck Assay | United States<br>EU | Yes<br>No-in most countries | USDA | Pending |
| Canine Cancer Gene Therapy | United States | Yes | USDA | Pending |
| Giardia + Crypto-Screen Fecal Test | United States<br>EU | Yes<br>No-in most countries | USDA | Pending |
| Trivalent Intranasal/Intraocular Vaccine-Second Generation | United States | Yes | USDA | Pending |

Competition

The market in which we compete is intensely competitive. Our competitors include independent animal health companies and major pharmaceutical companies that have animal health divisions. Companies with a significant presence in the animal health market, such as Wyeth (formerly American Home Products), Bayer AG, IDEXX Laboratories, Inc., Intervet International B.V., Merial Ltd., Novartis AG, Pfizer Inc., Pharmacia Corporation and Schering-Plough Corporation are marketing or are developing products that compete with our products. These competitors may have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, such competitors may offer broader product lines and have greater name recognition than we do. Novartis is our marketing partner, but its agreement with us does not restrict their ability to develop and market competing products. In addition, we believe that IDEXX prohibits its distributors from selling competitors' products, including our SOLO STEP heartworm diagnostic products and medical diagnostic instruments.

The food animal vaccines sold by Diamond to AGRILABS compete with similar products offered by a number of other companies, some of which have substantially greater financial, technical, research and other resources than Diamond and may have more established marketing, sales, distribution and service organizations than AGRILABS.

*Environmental Regulation*

In connection with our product development activities and manufacturing of our biological, pharmaceutical and diagnostic products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with these laws, regulations and policies in all material respects and have not been required to take any significant action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

*Employees*

As of December 31, 2001, we and our subsidiaries employed 336 full-time persons, of whom 107 were in manufacturing, quality control, shipping and receiving, and materials management, 90 were in research, development, intellectual property and regulatory affairs, 57 were in management, finance, administration, legal, information systems, human resources and facilities management, 67 were in sales, marketing and customer service and 15 were in the diagnostic laboratories. We believe that our ability to attract and retain skilled personnel is critical to our success. None of our employees is covered by a collective bargaining agreement, and we believe our employee relations are good.

Item 2. Properties.

Our principal administrative and research and development activities are located in Fort Collins, Colorado. We currently lease an aggregate of approximately 64,000 square feet of administrative and laboratory space in four buildings located in Fort Collins under leases expiring through 2005, with options to extend through 2010 for the larger facilities. We believe that our present Fort Collins facilities are adequate for our current and planned activities and that suitable additional or replacement facilities in the Fort Collins area are readily available on commercially reasonable terms should such facilities be needed in the future. Our principal manufacturing facility, Diamond, located in Des Moines, Iowa, consists of 168,000 square feet of buildings on 34 acres of land, which we own. We also own a 175-acre farm used principally for research purposes located in Carlisle, Iowa. Our European facilities are leased.

Item 3. Legal Proceedings.

In November 1998, Synbiotics Corporation filed a lawsuit against us in the United States District Court for the Southern District of California in which it alleges that we infringe a patent owned by Synbiotics relating to heartworm diagnostic technology. We have obtained legal opinions from our outside patent counsel that our heartworm diagnostic products do not infringe the Synbiotics patent and that the patent is invalid. The opinions of non-infringement are consistent with the results of our internal evaluations related to the one remaining claim. In September 2000, the U.S. District Court hearing the case granted our request for a partial summary judgment, holding two of the Synbiotics patent claims to be invalid, leaving only the one remaining claim in the lawsuit. The one remaining claim is currently scheduled for trial in 2002.

While we believe that we have valid defenses to Synbiotics' allegations and intend to defend the action vigorously, there can be no assurance that an adverse result or settlement would not have a material adverse effect on our financial position, results of operations or cash flow.

**Item 4. Submission of Matters to a Vote of Security Holders.**

No matters were submitted to a vote of stockholders during the fourth quarter of the year ended December 31, 2001.

PART II

**Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.**

Our common stock is quoted on the Nasdaq National Market under the symbol "HSKA." The following table sets forth the intraday high and low, prices for our common stock as reported by the Nasdaq National Market, for the periods indicated below.

| | High | Low |
|---|---|---|
| **2000** | | |
| First Quarter | $ 5.563 | $ 2.063 |
| Second Quarter | 4.375 | 1.500 |
| Third Quarter | 4.469 | 1.750 |
| Fourth Quarter | 2.938 | 0.594 |
| **2001** | | |
| First Quarter | 1.563 | 0.656 |
| Second Quarter | 1.440 | 0.950 |
| Third Quarter | 1.310 | 0.500 |
| Fourth Quarter | 1.100 | 0.500 |
| **2002** | | |
| First Quarter (through March 26) | 1.470 | 1.019 |

On March 26, 2002, the last reported sale price of our common stock was $1.10 per share. As of March 26, 2002, there were approximately 358 holders of record of our common stock and approximately 4,658 beneficial stockholders. We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the near future. In addition, we are restricted from paying dividends, other then dividends payable solely in stock, under the terms of our credit facility. We currently intend to retain future earnings for the development of our business.

On December 18, 2001, we issued 7,792,768 shares of common stock for an aggregate purchase price of approximately $5.7 million, net of issuance costs, to accredited investors. The issuance of these shares was made in reliance on the exemptions from registration set forth in Section 4(2) of the Securities Act of 1933, as amended. We made no public solicitation in connection with the issuance of the above-mentioned securities. We relied on representations from the recipients of the securities that they purchased the securities for investment only and not with a view to any distribution thereof and that they were aware of our business affairs and financial condition and had sufficient information to reach an informed and knowledgeable decision regarding their purchase of the securities.

**Item 6. Selected Consolidated Financial Data.**

The following statement of operations and balance sheet data have been derived from our consolidated financial statements. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included as Items 7 and 8 in this Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (in thousands, except per share amounts) | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenues: | | | | | |
| Products, net: | | | | | |
| Pharmaceuticals, vaccines and diagnostics | $ 16,704 | $ 13,961 | $ 12,716 | $ 5,406 | $ 2,587 |
| Veterinary medical instruments | 16,018 | 14,194 | 12,106 | 6,709 | 5,690 |
| Food animal products | 13,664 | 18,203 | 12,086 | 12,234 | 11,083 |
| Sold businesses and other | — | 3,191 | 13,383 | 14,102 | 7,365 |
| Total product revenues | 46,386 | 49,549 | 50,291 | 38,451 | 26,725 |
| Research, development and other | 1,897 | 3,126 | 885 | 1,321 | 2,578 |
| Total revenues | 48,283 | 52,675 | 51,176 | 39,772 | 29,303 |
| Cost of products sold | 28,655 | 33,299 | 36,386 | 29,087 | 20,077 |
| | 19,628 | 19,376 | 14,790 | 10,685 | 9,226 |
| Operating expenses: | | | | | |
| Selling and marketing | 13,981 | 14,788 | 15,073 | 13,188 | 9,954 |
| Research and development | 13,565 | 14,929 | 17,042 | 25,126 | 20,343 |
| General and administrative | 7,882 | 9,457 | 11,231 | 11,939 | 13,192 |
| Amortization of goodwill, intangible assets and deferred compensation | 299 | 903 | 2,228 | 2,745 | 2,500 |
| Purchased research and development | — | — | — | — | 2,399 |
| Loss on sale of assets | — | 204 | 2,593 | 1,287 | — |
| Restructuring expenses and other | 2,023 | 435 | 1,210 | 2,356 | — |
| Total operating expenses | 37,750 | 40,716 | 49,377 | 56,641 | 48,388 |
| Loss from operations | (18,122) | (21,340) | (34,587) | (45,956) | (39,162) |
| Other income (expense) | (569) | (530) | (1,249) | 1,682 | 298 |
| Net loss | $ (18,691) | $ (21,870) | $ (35,836) | $ (44,274) | $ (38,864) |
| Basic net loss per share | $ (0.48) | $ (0.65) | $ (1.31) | $ (1.79 | |
| Unaudited pro forma basic net loss per share(1) | | | | | $ (2.42) |
| Shares used to compute basic net loss per share and Unaudited pro forma basic net loss per share | 38,919 | 33,782 | 27,290 | 24,693 | 16,042 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (in thousands, except per share amounts) | | | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and marketable securities | $ 5,710 | $ 5,658 | $ 23,981 | $ 51,930 | $ 28,752 |
| Working capital | 8,215 | 13,308 | 28,234 | 51,947 | 31,461 |
| Total assets | 37,757 | 39,160 | 71,168 | 98,054 | 69,020 |
| Line of credit | 5,737 | — | 917 | 1,749 | 667 |
| Long-term obligations | 3,131 | 3,819 | 5,346 | 11,367 | 10,754 |
| Accumulated deficit | (193,163) | (174,472) | (152,602) | (116,766) | (72,492) |
| Total stockholders' equity | 17,166 | 25,100 | 45,439 | 67,114 | 43,850 |

(1) All shares of convertible preferred stock were automatically converted to common stock upon closing of the Company's initial public offering in July 1997. The Company has reflected the conversion of convertible preferred stock into 11,289 shares of common stock on a pro forma basis as if the shares had been outstanding during 1997.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included in Items 6 and 8 of this Form 10-K.

This discussion contains forward-looking statements that involve risks and uncertainties. Such statements, which include statements concerning future revenue sources and concentration, gross margins, research and development expenses, selling and marketing expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses, are subject to risks and uncertainties, including, but not limited to, those discussed below and elsewhere in this Form 10-K, particularly in "Factors that May Affect Results," that could cause actual results to differ materially from those projected. The forward-looking statements set forth in this Form 10-K are as of April 1, 2002, and we undertake no duty to update this information.

### Corporate Overview

We discover, develop, manufacture and market companion animal health products, principally for dogs, cats and horses. We employ approximately 80 scientists, of whom over one quarter hold doctoral degrees, with expertise in several disciplines including microbiology, immunology, genetics, biochemistry, molecular biology, parasitology and veterinary medicine. This scientific expertise is focused on the development of a broad range of pharmaceutical, vaccine and diagnostic products for companion animals. We also sell veterinary diagnostic and patient monitoring instruments and offer diagnostic services to veterinarians in the United States and Europe, principally for companion animals. In addition to manufacturing companion animal health products for marketing and sale by Heska, our Diamond Animal Health subsidiary manufactures food animal vaccines and other food animal products that are marketed and distributed by other animal health companies.

### Our Business

We currently market our products in the United States to veterinarians through approximately 20 independent third-party distributors and through a direct sales force. Nearly one-half of these domestic distributors purchase the full line of our pharmaceutical, vaccine, diagnostic and instrumentation products. We have recently begun to rely on distributors for a greater portion of our sales.

Our business is comprised of two reportable segments, Companion Animal Health and Food Animal Health. Prior to June 30, 2000, we also had a third reportable segment, Allergy Treatment, which represented the operations of a subsidiary sold as of June 23, 2000. Within the Companion Animal Health segment there are two major product groupings which we define as pharmaceuticals, vaccines and diagnostics (PVD) and veterinary diagnostic and patient monitoring instruments. These products are sold through our operations in Fort Collins, Colorado and Europe. Within the Food Animal Health segment, there is one major product grouping, food animal vaccine and pharmaceutical products. We manufacture these food animal products at our Diamond Animal Health subsidiary, located in Des Moines, Iowa.

Additionally, we generate non-product revenues from sponsored research and development projects for third parties, licensing of technology and royalties. We perform these sponsored research and development projects for both companion animal and food animal purposes.

### Acquisitions and Dispositions

In 1996, we expanded into a fully-integrated research, development, manufacturing and marketing company by acquiring Diamond Animal Health, a licensed pharmaceutical and biological manufacturing facility in Des Moines, Iowa, accounted for as a purchase. We acquired Center Laboratories, an FDA and USDA licensed manufacturer of allergy immunotherapy products located in New York in 1997, accounted for as a purchase. Center was sold effective June 23, 2000. Also in 1997, we expanded internationally with the acquisitions of Heska UK, a veterinary diagnostic laboratory in England and Heska AG (formerly Centre Medical des Grand'Places S.A.) in Switzerland, which manufactures and markets allergy diagnostic products for use in veterinary and human medicine, primarily in Europe, accounted for as a purchase. Heska UK was sold effective January 31, 2000. In 1998, we acquired Sensor Devices, Inc., a manufacturer and marketer of patient monitoring devices located in Waukesha, Wisconsin, accounted for as a pooling. These operations were consolidated with our existing operations in Fort Collins, Colorado and Des Moines, Iowa as of December 31, 1999 and the facility was closed.

### Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

- We generate our revenues through sale of products, licensing of technology and sponsored research and development. Revenue is accounted for in accordance with the guidelines provided by Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" (SAB 101). Our policy is to recognize revenue when the applicable revenue recognition criteria have been met, which generally include the following:

  - Persuasive evidence of an arrangement exists;
  - Delivery has occurred or services rendered;
  - Price is fixed or determinable; and
  - Collectibility is reasonably assured.

  Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received with an appropriate provision for returns and allowances. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment. Certain customer arrangements provide for acceptance provisions. Revenue for these arrangements is not recognized until the acceptance has been received or the acceptance period has lapsed.

  In addition to its direct sales force, we utilize third-party distributors to sell our products. Distributors purchase goods from us, take title to those goods and resell them to their customers in the distributors' territory.

  License revenues under arrangements to sell product rights or technology rights are recognized upon the sale and completion by us of all obligations under the agreement. Royalties are recognized as products are sold to customers.

We recognize revenue from sponsored research and development over the life of the contract as research activities are performed. The revenue recognized is the lesser of revenue earned under a percentage of completion method based on total expected revenues or actual non-refundable cash received to date under the agreement.

- Inventories. Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Inventories are written down if the estimated net realizable value is less than the recorded value.

- Foreign currency translation. The financial position and results of operations of our foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of each foreign subsidiary are translated at the rate of exchange in effect at the end of the period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency translation gains and losses not impacting cash flows are credited to or charged against other comprehensive income (loss). Foreign currency translation gains and losses arising from cash transactions are credited to or charged against current earnings.

Results of Operations

The following table summarizes our operations for our three most recent fiscal years.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| **Consolidated Statement of Operations Data:** | | | |
| Revenues: | | | |
| Products, net: | | | |
| Pharmaceuticals, vaccines and diagnostics | $ 16,704 | $ 13,961 | $ 12,716 |
| Veterinary medical instruments | 16,018 | 14,194 | 12,106 |
| Food animal products | 13,664 | 18,203 | 12,086 |
| Sold businesses and other | — | 3,191 | 13,383 |
| Total product revenues | 46,386 | 49,549 | 50,291 |
| Research, development and other | 1,897 | 3,126 | 885 |
| Total revenues | 48,283 | 52,675 | 51,176 |
| Cost of products sold | 28,655 | 33,299 | 36,386 |
| | 19,628 | 19,376 | 14,790 |
| Operating expenses: | | | |
| Selling and marketing | 13,981 | 14,788 | 15,073 |
| Research and development | 13,565 | 14,929 | 17,042 |
| General and administrative | 7,882 | 9,457 | 11,231 |
| Amortization of goodwill intangible assets and deferred compensation | 299 | 903 | 2,228 |
| Loss on sale of assets | — | 204 | 2,593 |
| Restructuring expenses and other | 2,023 | 435 | 1,210 |
| Total operating expenses | 37,750 | 40,716 | 49,377 |
| Loss from operations | (18,122) | (21,340) | (34,587) |
| Other income (expense) | (569) | (530) | (1,249) |
| Net loss | $ (18,691) | $ (21,870) | $ (35,836) |
| Basic net loss per share | $ (0.48) | $ (0.65) | $ (1.31) |

*Revenues*

Total revenues, which include product revenues, sponsored research and development and other revenues, decreased 8% to $48.3 million in 2001 compared to $52.7 million in 2000. The 2000 total revenues of $52.7 million increased 3% compared to $51.2 million in 1999. The total reported revenue included approximately $3.2 million in 2000 and $13.4 million in 1999 from businesses sold and non-strategic product lines discontinued during those years. In 2000, we recorded $1.3 million in non-recurring revenue related to the sale of the worldwide rights to one of our products. Sales to one customer, AGRILABS, represented 16% and 17% of total revenues in 2001 and 2000, respectively, and sales to another customer, Bayer, represented 12% of total revenues in 1999. We expect our total 2002 revenues to be higher than 2001 for all product groups as we introduce our new canine early renal disease diagnostic and record full-year revenues for products introduced in the prior year.

Product revenues decreased 6% to $46.4 million in 2001 compared to $49.5 million in 2000. Product revenues decreased 2% to $49.5 million in 2000 compared to $50.3 million in 1999.

Our PVD product group had increased revenues of 20% in 2001 and 10% in 2000 on a year-to-year basis. Both of these annual increases were driven primarily by higher domestic sales of our heartworm diagnostic products and equine influenza vaccine, as well as growth in our export sales of both products. We introduced the equine influenza vaccine in 2000 and in 2001 we introduced our E-SCREEN allergy product. In 2002, we introduced our E.R.D.-SCREEN Urine Test canine renal product. We expect PVD product revenues to increase in 2002 due primarily to this introduction.

Revenues from the Instruments product group increased 12% to $16.0 million in 2001 and 17% to $14.2 million in 2000 over the respective prior year. The 2001 increase is primarily attributable to the introduction of our new blood chemistry instrument and solid growth in consumables and reagents as more instruments have been placed in service each year. During 2000 we experienced significant growth in the sales of our portable analyzer and hematology instrument and the related consumables and reagents. Instrument product revenues in 2002 should continue to grow at a rate equal to or greater than 2001 due to a full year of sales for our blood chemistry instrument introduced in 2001 and increased sales for consumables and reagents with more instruments placed in service.

Diamond Animal Health reported 25% lower revenues in 2001 declining to $13.6 million versus the prior year revenues of $18.2 million due to reduced orders from a significant vaccine customer. Revenues at Diamond increased 51% in 2000 over the 1999 total of $12.1 million due to increases in contract vaccine manufacturing for food animals. We expect higher sales at Diamond in 2002 with growth primarily in our bovine vaccine products.

Revenues from sponsored research and development and other decreased 39% to $1.9 million in 2001 from $3.1 million in 2000. Included in the total for 2000 is $1.3 million of revenue from the sale of our worldwide rights to the PERIO*ceutic* Gel product. Revenues from sponsored research and development and other increased 244% to $3.1 million in 2000 from $900,000 in 1999 due to the sale of the product rights and an increase in the number of funded research projects. Our revenues from sponsored research and development are anticipated to be significantly lower in 2002 due to fewer large research projects for third parties.

*Cost of Products Sold*

Cost of products sold totaled $28.7 million in 2001 compared to $33.3 million in 2000, and the resulting gross profit from product sales for 2001 increased to $17.7 million from $16.3 million in 2000. Our gross margin percentage on products sold was 38% in 2001, compared to 33% in 2000. During 2001, our gross margin improved as our product mix included a higher percentage of our proprietary PVD products with higher gross margins. Also during fiscal 2000 we sold businesses and eliminated various product lines that did not meet gross profit expectations.

Cost of goods sold totaled $33.3 million in 2000 compared to $36.4 million in 1999, and the resulting gross profit from product sales for 2000 increased to $16.3 million from $13.9 million in 1999. Our gross margin percentage was 33% in 2000, compared to 28% in 1999. During 2000, our gross margin improved as our product mix included a higher percentage of proprietary products with higher gross margins. Also during fiscal 2000 and late in fiscal 1999, we sold businesses and eliminated various product lines that did not meet gross profit expectations.

We expect our gross margin percentage to continue to increase in 2002 as we sell more higher-margin PVD products plus reagents and consumables related to the increased number of instruments in use in the marketplace. We also expect to benefit from an improved cost structure at Diamond. This expected gross margin percentage increase will be at a slower pace than prior years because, in part, it will be somewhat offset by the recent change in our distribution strategy which incorporates a larger reliance on third-party distributors for the sale of our products.

*Operating Expenses*

Selling and marketing expenses decreased over 5% to $14.0 million in 2001 as compared to $14.8 million in 2000, due to the sale of certain businesses. Selling and marketing expenses consist primarily of salaries, commissions and benefits for sales and marketing personnel, commissions paid to contract sales personnel and expenses of product advertising and promotion. We expect lower selling and marketing expenses in 2002 as we rely more heavily on third-party distributors rather than our own direct sales force to generate sales of our products to veterinarians. Selling and marketing expenses remained relatively flat with $14.8 million in 2000 as compared to $15.1 million in 1999, due to the sale of certain businesses offset by marketing costs for new products.

Research and development expenses decreased nearly 9% to $13.6 million in 2001 from $14.9 million in 2000 and $17.0 million in 1999. The decreases are due to a greater focus on companion animal product opportunities and tight cost control. We expect a similar decrease in these expenses in 2002 for the same reasons.

General and administrative expenses decreased 17% to $7.9 million in 2001 from $9.5 million in 2000 and $11.2 million in 1999. The year-over-year decreases are due to the sale of certain businesses and tight cost control at all operations. We expect general and administrative expenses to continue to decrease in 2002 with continued tight cost control.

The amortization of goodwill and other intangibles resulted in a non-cash charge to operations of $270,000, $255,000 and $1.6 million in 2001, 2000 and 1999, respectively. The decrease after 1999 is due to the sale of Heska UK and the write-down of goodwill and certain intangible assets in 1999. The amortization of deferred compensation resulted in a non-cash charge to operations in 2001 of approximately $29,000 compared to $648,000 and $629,000 in 2000 and 1999, respectively. The 2000 and 1999 amortization of deferred compensation represents current period costs associated with options issued to employees during 1996 and 1997 in which the deemed value of the common stock for accounting purposes on the date of grant exceeded the exercise price of the options. The compensation costs were recognized over the service period and the related deferred compensation was fully amortized as of December 31, 2000. We have adopted SFAS 142 effective January 1, 2002 and therefore, will no longer be amortizing the goodwill associated with our purchase of CMG. During fiscal 2001, we recognized $211,000 of amortization related to this goodwill.

The loss on sale of assets in 2000 reflects the write-down to net book value of certain assets held for sale, offset by the gain on the sale of Center of approximately $151,000.

We recorded a restructuring charge of approximately $1.5 million in the fourth quarter of 2001 related to the change in our distribution strategy and to the consolidation of our European operations into one facility. We also recognized approximately $500,000 of non-recurring expenses resulting from management's decision to not pursue a strategic transaction after extensive evaluation.

During the first quarter of 2000, we recorded a $435,000 restructuring charge related to the rationalization of our business operations at Diamond. Diamond reduced the size of its workforce and vacated a warehouse and distribution facility no longer needed when we decided to discontinue manufacturing of certain low margin human healthcare products.

*Other*

Interest income decreased to $324,000 in 2001 as compared to $1.0 million in 2000 and $1.6 million in 1999 as we continued to fund our operations with available cash. Interest income is expected to continue to decrease in the future as we continue to use cash to fund our business operations. Interest expense decreased to $587,000 in 2001 from $1.2 million in 2000 and $1.9 million as we reduced our debt and capital leases from $17.1 million at the beginning of 1999 to less than $8.7 million at the end of fiscal 2001.

Other expense decreased to $306,000 from $361,000 in 2000 and nearly $1.0 million in 1999. The higher losses in 1999 were primarily due to losses realized on the sale of certain long-term interest-bearing government securities during that year.

*Net Loss*

Our net loss decreased to $18.7 million in 2001 compared to $21.9 million in 2000 and $35.8 million in 1999. The improvement is the result of significantly higher gross margin percentages on product sales from year-to-year, a $11.6 million reduction in operating expenses including sold businesses and tight cost control in all areas of our business. We are expecting a net loss in 2002 substantially lower than the net loss in 2001 as we anticipate revenue growth in each of our primary product groups, slightly higher gross profit margins on product sales and continued disciplined management of our operating expenses.

### Liquidity and Capital Resources

We have incurred negative cash flow from operations since inception in 1988. For the year ended December 31, 2001, we had total revenues of $48.3 million and a net loss of $18.7 million. Our negative operating cash flows have been funded primarily through the sale of common stock and borrowings. At December 31, 2001, we had cash and cash equivalents of $5.7 million.

We recently amended our credit agreement with our lender to obtain a waiver of certain covenants under our revolving line of credit as of December 31, 2001, set the financial covenants for 2002 and extend the maturity date of the loans an additional year to May 31, 2003. If our lender imposes additional loan covenants or other credit requirements that would prevent us from accessing the full amount of our line of credit, we would need to raise additional capital to fund any shortfall from our borrowings expected to be available under the revolving line of credit. We anticipate that any additional capital would be raised through one or more of the following:

- obtaining new loans secured by unencumbered assets;
- sale of various products or marketing rights;
- licensing of technology;
- sale of various assets; and
- sale of additional equity or debt securities.

At December 31, 2001, we had outstanding obligations for long-term debt and capital leases totaling $2.9 million primarily related to two term loans with Wells Fargo Business Credit. One of these two term loans is secured by real estate at Diamond and had an outstanding balance at December 31, 2001 of $1.8 million due in monthly installments of $17,658 plus interest, with a balloon payment of approximately $1.5 million due on May 31, 2003. The other term loan is secured by machinery and equipment at Diamond and had an outstanding balance at December 31, 2001 of approximately $688,000 payable in installments of $18,667 plus interest, with a balloon payment of approximately $370,000 due on May 31, 2003. Both loans have a stated interest rate of prime plus 1.25%. In addition, Diamond has promissory notes to the Iowa Department of Economic Development and the City of Des Moines with outstanding balances at year-end of $41,000 and $54,000, respectively, due in annual and monthly installments through June 2004 and May 2004, respectively. Both promissory notes have a stated interest rate of 3.0% and an imputed interest rate of 9.5%. The notes are secured by first security interests in essentially all of Diamond's assets and both lenders have subordinated their first security interest to Wells Fargo. We also had $240,000 of equipment financing which was paid in full in January 2002. Our capital lease obligations totaled $161,000 at year-end 2001.

We also have a $10.0 million asset-based revolving line of credit with Wells Fargo Business Credit. Available borrowings under this line of credit are based upon percentages of our eligible domestic accounts receivable and domestic inventories. Interest is charged at a stated rate of prime plus 1% and is payable monthly. Our ability to borrow under this facility varies based upon available cash, eligible accounts receivable and eligible inventory. On March 13, 2002, we negotiated our covenants for 2002 and obtained a waiver of certain financial covenants at December 31, 2001. The line of credit has a maturity date of May 31, 2003. At December 31, 2001, our outstanding borrowings under the line of credit were $5.7 million and we had remaining available borrowing capacity of $2.2 million.

Net cash used in operating activities was $14.1 million in 2001, compared to $15.9 million in 2000. Accounts payable and accrued liabilities increased by $2.9 million in 2001 related to the $2.0 million of restructuring expense and other, as well as increases in accrued commissions, royalties and incentive compensation. Accounts receivable increased by $2.0 million compared to the fourth quarter of 2000 due to the 29% increase in revenues during the fourth quarter of 2001. Net cash used in operating activities in 1999 was $33.2 million compared to $14.1 million in 2001. This significant decrease when compared to the current year is primarily due to a $17.1 million decrease in the net loss over the past two fiscal years.

Net cash flows from investing activities provided us with $1.9 million during 2001, compared to $25.2 million and $20.3 million of cash provided in 2000 and 1999, respectively. The cash provided in 2001 resulted from the sale of our marketable securities offset by capital expenditures for the year. The cash provided in 2000 resulted primarily from the sale of $20.0 million of marketable securities and the sale of Center Laboratories for approximately $6.0 million. This cash was used to fund our fiscal 2000 operations and debt repayments. The cash provided in 1999 was from proceeds from the sale of marketable securities offset by the purchase of marketable securities and capital expenditures. This cash was used to fund operations in 1999 and debt repayments. Expenditures for property and equipment totaled $840,000, $1.2 million and $3.3 million in 2001, 2000 and 1999, respectively. We currently expect to spend approximately $500,000 in 2002 for capital equipment, including expenditures to upgrade certain manufacturing operations to improve efficiencies and to assure ongoing compliance with regulatory requirements. We also expect to begin a major renovation of the roof at our Diamond manufacturing facility with an estimated cost of $1.0 to $1.5 million. We expect to finance these expenditures through available cash, equipment leases and secured debt facilities.

Net cash flows from financing activities provided $14.8 million in cash in 2001, used $7.6 million in 2000 and provided $8.4 million in 1999. Our primary sources of cash from financing activities in 2001 were two private placements of our common stock in February and December with net proceeds of approximately

$11.0 million and borrowings under our credit facility of $5.7 million. We repaid debt and capital lease obligations totaling $2.0 million in 2001. Our primary use of cash in 2000 was the repayment of debt and capital lease obligations totaling nearly $8.5 million. The primary source of cash in 1999 was the public offering of common stock in December which provided us with net proceeds of approximately $13.3 million. We also borrowed an additional $971,000 under our available credit facilities. We used cash to repay $6.5 million of debt and capital lease obligations.

Our primary short-term needs for capital, which are subject to change, are for our continuing research and development efforts, our sales, marketing and administrative activities, working capital associated with increased product sales and capital expenditures relating to developing and expanding our manufacturing operations. Our future liquidity and capital requirements will depend on numerous factors, including the extent to which our present and future products gain market acceptance, the extent to which products or technologies under research or development are successfully developed, the timing of regulatory actions regarding our products, the costs and timing of expansion of sales, marketing and manufacturing activities, the cost, timing and business management of current and potential acquisitions and contingent liabilities associated with such acquisitions, the procurement and enforcement of patents important to our business and the results of competition.

Our financial plan for 2002 indicates that our available cash and cash equivalents, together with cash from operations and borrowings expected to be available under our revolving line of credit, should be sufficient to fund our operations through 2002 and into 2003. However, our actual results may differ from this plan, and we may need to raise additional capital in the future. If necessary, we expect to raise these additional funds through one or more of the following: (1) obtaining new loans secured by unencumbered assets; (2) sale of various products or marketing rights; (3) licensing of technology; (4) sale of various assets; and (5) sale of additional equity or debt securities. If we cannot raise the additional funds through these options on acceptable terms or with the necessary timing, management could also reduce discretionary spending to decrease our cash burn rate and extend the currently available cash and cash equivalents, and available borrowings. See "Factors that May Affect Results."

A summary of our contractual obligations at December 31, 2001 is shown below.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| **Contractual Obligations** | | | | | |
| Long-Term Debt | $ 2,763 | $ 711 | $ 2,052 | $ — | $ — |
| Capital Lease Obligations | 161 | 104 | 57 | — | — |
| Line of Credit | 5,737 | — | 5,737 | — | — |
| Operating Leases | 2,578 | 849 | 1,729 | — | — |
| Unconditional Purchase Obligations | 2,392 | 91 | 1,655 | 646 | — |
| Other Long-Term Obligations | 125 | — | — | — | 125 |
| Total Contractual Cash Obligations | $ 13,756 | $ 1,755 | $ 11,230 | $ 646 | $ 125 |

### Net Operating Loss Carryforwards

As of December 31, 2001, we had a net operating loss carryforward, or NOL, of approximately $164.5 million and approximately $2.7 million of research and development tax credits available to offset future federal income taxes. The NOL and tax credit carryforwards, which are subject to alternative minimum tax limitations and to examination by the tax authorities, expire from 2003 to 2021. Our acquisition of Diamond resulted in a "change of ownership" under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended. As such, we will be limited in the amount of NOL's incurred prior to the merger that we may utilize to offset future taxable income. This limitation will total approximately $4.7 million per year for periods subsequent to the Diamond acquisition. Similar limitations also apply to utilization of research and development tax credits to offset taxes payable. We believe that this limitation may affect the eventual utilization of our total NOL carryforwards.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements prohibit pooling-of-interests accounting for transactions initiated after June 30, 2001, require the use of the purchase method of accounting for all combinations after June 30, 2001, and establish a new accounting standard for goodwill acquired in a business combination. These continue to require recognition of goodwill as an asset, but do not permit amortization of goodwill as previously required by APB Opinion No. 17, "Intangible Assets." Furthermore, certain intangible assets that are not separable from goodwill will also not be amortized. However, goodwill and other intangible assets will be subject to periodic (at least annual) tests for impairment, and recognition of impairment losses in the future could be required based on a new methodology for measuring impairments prescribed by these pronouncements. The revised standards include transition rules and requirements for identification, valuation and recognition of a much broader list of intangibles as part of business combinations than prior practice, most of which will continue to be amortized. The potential prospective impact of these pronouncements on our financial statements may significantly affect the results of future periodic tests for impairment. The amount and timing of non-cash charges related to intangibles acquired in business combinations will change from prior practice. We recorded $211,000 of amortization expense during the year ended December 31, 2001 relating to goodwill that will not be amortized beginning January 1, 2002. Furthermore, we will be required to conduct an annual impairment test of its goodwill. We have not yet quantified the impact, if any, that this impairment test will have on the results of its operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. It requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate can be made. We are required to adopt this statement in our fiscal year 2003. We do not believe that this statement will materially impact our results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement applies to recognized long-lived assets of an entity to be held and used, or to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. This statement requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. An asset that is classified as held for sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. We are required to adopt this statement for the first quarter of 2002. We do not believe that this statement will materially impact our results of operations.

Factors That May Affect Results

Our future operating results may vary substantially from period to period due to a number of factors, many of which are beyond our control. The following discussion highlights these factors and the possible impact of these factors on future results of operations. If any of the following factors actually occur, our business, financial condition or results of operations could be harmed. In that case, the price of our common stock could decline, and you could experience losses on your investment.

*We anticipate future losses and may not be able to achieve profitability in the future.*

We have incurred net losses since our inception in 1988 and, as of December 31, 2001, we had an accumulated deficit of $193.2 million. We anticipate that we will continue to incur additional operating losses in the near term. These losses have resulted principally from expenses incurred in our research and development programs and from sales and marketing and general and administrative expenses. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we cannot achieve or sustain profitability, we may not be able to fund our expected cash needs or continue our operations.

*We are not generating positive cash flow and may need additional capital in the future and any required capital may not be available on acceptable terms or at all.*

We have incurred negative cash flow from operations since inception in 1988. For the year ended December 31, 2001, we had total revenues of $48.3 million and a net loss of $18.7 million. Our financial plan for 2002 indicates that our cash on hand, together with borrowings expected to be available under our revolving line of credit, should be sufficient to fund our operations through 2002 and into 2003. However, our actual results may differ from this plan, and we may need to raise additional capital in the future.

We recently amended our credit agreement with our lender to obtain a waiver of certain covenants under our revolving line of credit as of December 31, 2001, set the financial covenants for 2002 and extend the maturity date of the loans an additional year to May 31, 2003. If our lender imposes additional loan covenants or other credit requirements that would prevent us from accessing the full amount of our line of credit, we would need to raise additional capital to fund any shortfall from our borrowings expected to be available under the revolving line of credit. We anticipate that any additional capital would be raised through one or more of the following:

- obtaining new loans secured by unencumbered assets;
- sale of various products or marketing rights;
- licensing of technology;
- sale of various assets; and
- sale of additional equity or debt securities.

Additional capital may not be available on acceptable terms, if at all. The public markets may remain unreceptive to equity financings, and we may not be able to obtain additional private equity financing. Furthermore, amounts we expect to be available under our existing revolving credit facility may not be available, and other lenders could refuse to provide us with additional debt financing. Furthermore, any additional equity financing would likely be dilutive to stockholders, and additional debt financing, if available, may include restrictive covenants which may limit our currently planned operations and strategies. If adequate funds are not available, we may be required to curtail our operations significantly and reduce discretionary spending to extend the currently available cash resources, or to obtain funds by entering into collaborative agreements or other arrangements on unfavorable terms, all of which would likely have a material adverse effect on our business, financial condition and our ability to continue as a going concern.

*We must maintain various financial and other covenants under our revolving line of credit agreement.*

Under our revolving line of credit agreement with Wells Fargo Business Credit, we are required to comply with various financial and non-financial covenants, and we have made various representations and warranties. Among the financial covenants are requirements for monthly minimum book net worth, minimum quarterly net income and minimum cash balances or liquidity levels. We have obtained modifications and a waiver of these covenants in the past.

Failure to comply with any of the covenants, representations or warranties could result in our being in default under the loan and could cause all outstanding amounts to become immediately due and payable or impact our ability to borrow under the agreement. All amounts due under the credit facility mature on May 31, 2003. We intend to rely on available borrowings under the credit agreement to fund our operations through 2002 and into 2003. If we are unable to borrow funds under this agreement, we will need to raise additional capital to fund our cash needs and continue our operations.

*We have limited resources to devote to product development and commercialization. If we are not able to devote adequate resources to product development and commercialization, we may not be able to develop our products.*

Our strategy is to develop a broad range of products addressing companion animal healthcare. We believe that our revenue growth and profitability, if any, will substantially depend upon our ability to:

- improve market acceptance of our current products;
- complete development of new products; and
- successfully introduce and commercialize new products.

We have introduced some of our products only recently and many of our products are still under development. Among our recently introduced products are SOLO STEP CH Batch Test Strips for testing heartworm infection in dogs, E.R.D.-SCREEN Urine Test for detecting albumin in canine urine, ALLERCEPT E-SCREEN Test for assessing allergies in dogs, and SPOTCHEM™ EZ, a compact system for measuring animal blood chemistry. We currently have under development or in preliminary clinical trials a number of products, including a gene based therapy for canine cancer. Because we have limited resources to devote to product development and commercialization, any delay in the development of one product or reallocation of resources to product development efforts that prove unsuccessful may delay or jeopardize the development of our other product candidates. If we fail to develop new products and bring them to market, our ability to generate revenues will decrease.

In addition, our products may not achieve satisfactory market acceptance, and we may not successfully commercialize them on a timely basis, or at all. If our products do not achieve a significant level of market acceptance, demand for our products will not develop as expected and it is unlikely that we ever will become profitable.

*We must obtain and maintain costly regulatory approvals in order to market our products.*

Many of the products we develop and market are subject to extensive regulation by one or more of the USDA, the FDA, the EPA and foreign regulatory authorities. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. Satisfaction of these requirements can take several years and time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the product.

Our Flu AVERT I.N. Vaccine, SOLO STEP CH, SOLO STEP FH and SOLO STEP Batch Test Strips each have received regulatory approval in the United States by the USDA. In addition, the Flu AVERT I.N. Vaccine has been approved in Canada by the CFIA. SOLO STEP CH and SOLO STEP Batch Test Strips are pending approval by the CFIA. SOLO STEP CH has also been approved by the Japanese Ministry of Agriculture, Forestry and Fisheries. In addition, our Trivalent Intranasal/Intraocular Vaccine has also received United States regulatory approval. U.S. regulatory approval by the USDA is currently pending for our Feline ImmuCheck Assay, Canine Cancer Gene Therapy, Giardia + Crypto-Screen Fecal Test and Trivalent Intranasal/Intraocular Vaccine – Second Generation products.

The effect of government regulation may be to delay or to prevent marketing of our products for a considerable period of time and to impose costly procedures upon our activities. We have experienced in the past, and may experience in the future, difficulties that could delay or prevent us from obtaining the regulatory approval or license necessary to introduce or market our products. For example, the Flu AVERT I.N. vaccine for equine influenza was not approved until six months after the date on which we expected approval. This delay caused us to miss the initial primary selling season for equine influenza vaccines, and we believe it delayed the initial market acceptance of this product. Regulatory approval of our products may also impose limitations on the indicated or intended uses for which our products may be marketed.

Among the conditions for certain regulatory approvals is the requirement that our manufacturing facilities or those of our third party manufacturers conform to current Good Manufacturing Practices or other manufacturing regulations, which include requirements relating to quality control and quality assurance as well as maintenance of records and documentation. The USDA, FDA and foreign regulatory authorities strictly enforce manufacturing regulatory requirements through periodic inspections. If any regulatory authority determines that our manufacturing facilities or those of our third party manufacturers do not conform to appropriate manufacturing requirements, we or the manufacturers of our products may be subject to sanctions, including warning letters, product recalls or seizures, injunctions, refusal to permit products to be imported into or exported out of the United States, refusals of regulatory authorities to grant approval or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications, civil fines and criminal prosecutions.

***Factors beyond our control may cause our operating results to fluctuate, and since many of our expenses are fixed, this fluctuation could cause our stock price to decline.***

We believe that our future operating results will fluctuate on a quarterly basis due to a variety of factors, including:

- results from Diamond;
- the introduction of new products by us or by our competitors;
- our recent change in distribution strategy;
- market acceptance of our current or new products;
- regulatory and other delays in product development;
- product recalls;
- competition and pricing pressures from competitive products;
- manufacturing delays;
- shipment problems;
- product seasonality; and
- changes in the mix of products sold.

We have high operating expenses for personnel, new product development and marketing. Many of these expenses are fixed in the short term. If any of the factors listed above cause our revenues to decline, our operating results could be substantially harmed.

Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price probably would decline.

*Our largest customer accounted for over 15% of our revenues for the previous two years, and the loss of that customer or other customers could harm our operating results.*

We currently derive a substantial portion of our revenues from sales by our subsidiary, Diamond, which manufactures several of our products and products for other companies in the animal health industry. Revenues from one contract between Diamond and Agri Laboratories, Ltd., comprised approximately 16% of our total revenues in 2001 and 17% of our total revenues in 2000. That contract expires in 2004 and is automatically renewed unless either party does not wish to renew. We are currently in negotiations with Agri Laboratories to modify and extend this agreement, but there is no assurance we will be successful. If Agri Laboratories does not continue to purchase from Diamond and if we fail to replace the lost revenue with revenues from other customers, our business could be substantially harmed. In addition, sales from our next three largest customers accounted for an aggregate of approximately 12% of our revenues in 2001. If we are unable to maintain our relationships with one or more of these customers, our sales may decline.

*We operate in a highly competitive industry, which could render our products obsolete or substantially limit the volume of products that we sell. This would limit our ability to compete and achieve profitability.*

We compete with independent animal health companies and major pharmaceutical companies that have animal health divisions. Companies with a significant presence in the animal health market, such as Wyeth, Bayer, IDEXX, Intervet, Merial, Novartis, Pfizer, Pharmacia and Schering Plough, have developed or are developing products that compete with our products or would compete with them if developed. These competitors may have substantially greater financial, technical, research and other resources and larger, better-established marketing, sales, distribution and service organizations than us. In addition, we believe that IDEXX prohibits its distributors from selling competitors' products, including our SOLO STEP heartworm diagnostic products and medical diagnostic instruments. Our competitors frequently offer broader product lines and have greater name recognition than we do. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products or that would render our technologies and products obsolete. Further, additional competition could come from new entrants to the animal healthcare market. Moreover, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. If we fail to compete successfully, our ability to achieve profitability will be limited.

*We may be unable to successfully market and distribute our products and have recently modified our distribution strategy.*

The market for companion animal healthcare products is highly fragmented, with discount stores and specialty pet stores accounting for a substantial percentage of sales of certain products. Because our proprietary products are available only by prescription and our medical instruments require technical training, we sell our companion animal health products only to veterinarians. Therefore, we may fail to reach a substantial segment of the potential market.

We currently market our products in the United States to veterinarians through approximately 20 independent third party distributors and through a direct sales force. Nearly one-half of these domestic distributors carry the full line of our pharmaceutical, vaccine, diagnostic and instrumentation products. We have recently begun to rely on distributors for a greater portion of our sales and therefore need to increase our training efforts directed at the sales personnel of our distributors. To be successful, we will have to continue to develop and train our direct sales force as well as sales personnel of our distributors and rely on other arrangements with third parties to market, distribute and sell our products. In addition, most of our distributor agreements can be terminated on 60 days' notice and IDEXX, our largest competitor, prohibits its distributors from selling competitors' products, including ours. For example, one of our largest distributors recently informed us that they would no longer carry our heartworm diagnostic products or our chemistry or hematology instruments because they wish to carry products from one of our competitors.

We may not successfully develop and maintain marketing, distribution or sales capabilities, and we may not be able to make arrangements with third parties to perform these activities on satisfactory terms. If our marketing and distribution strategy is unsuccessful, our ability to sell our products will be negatively impacted and our revenues will decrease. Furthermore, the recent change in our distribution strategy and our expected increase in sales from distributors and decrease in direct sales may have a negative impact on our gross margins.

*We have granted third parties substantial marketing rights to certain of our existing products as well as products under development. If the third parties are not successful in marketing our products our sales may not increase.*

Our agreements with our corporate marketing partners generally contain no minimum purchase requirements in order for them to maintain their exclusive or co-exclusive marketing rights. Currently, Novartis Agro K.K. markets and distributes SOLO STEP CH in Japan, and Novartis Animal Health Canada, Inc. distributes our FLU AVERT I.N. vaccine in Canada. In addition, we have entered into agreements with Novartis and Eisai Inc. to market or co-market certain of the products that we are currently developing. Also, Nestle Purina Petcare has exclusive rights to license our technology for nutritional applications for dogs and cats. One or more of these marketing partners may not devote sufficient resources to marketing our products. Furthermore, there is nothing to prevent these partners from pursuing alternative technologies or products that may compete with our products. In the future, third party marketing assistance may not be available on reasonable terms, if at all. If any of these events occur, we may not be able to commercialize our products and our sales will decline.

*We may face costly intellectual property disputes.*

Our ability to compete effectively will depend in part on our ability to develop and maintain proprietary aspects of our technology and either to operate without infringing the proprietary rights of others or to obtain rights to technology owned by third parties. We have United States and foreign-issued patents and are currently prosecuting patent applications in the United States and with various foreign countries. Our pending patent applications may not result in the issuance of any patents or any issued patents that will offer protection against competitors with similar technology. Patents we receive may be challenged, invalidated or circumvented in the future or the rights created by those patents may not provide a competitive advantage. We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

The biotechnology and pharmaceutical industries have been characterized by extensive litigation relating to patents and other intellectual property rights. In 1998, Synbiotics Corporation filed a lawsuit against us alleging infringement of a Synbiotics patent relating to heartworm diagnostic technology, and this litigation remains ongoing. We may become subject to additional patent infringement claims and litigation in the United States or other countries or interference proceedings conducted in the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings, and related legal and administrative proceedings are costly, time-consuming and distracting. We may also need to pursue litigation to enforce any patents issued to us or our collaborative partners, to protect trade secrets or know-how owned by us or our collaborative partners, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceeding will result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Any adverse determination in litigation or interference proceedings could subject us to significant liabilities to third parties. Further, as a result of litigation or other proceedings, we may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

*Our technology and that of our collaborators may become the subject of legal action.*

We license technology from a number of third parties, including Quidel Corporation, Genzyme Corporation, Diagnostic Chemicals, Ltd., Valentis, Inc., Corixa Corporation, Roche, New England Biolabs, Inc. and Hybritech Inc., as well as a number of research institutions and universities. The majority of these license agreements impose due diligence or milestone obligations on us, and in some cases impose minimum royalty and/or sales obligations on us, in order for us to maintain our rights under these agreements. Our products may incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. As is typical in our industry, from time to time we and our collaborators have received, and may in the future receive, notices from third parties claiming infringement and invitations to take licenses under third party patents. It is our policy that when we receive such notices, we conduct investigations of the claims they assert. With respect to the notices we have received to date, we believe, after due investigation, that we have meritorious defenses to the infringement claims asserted. Any legal action against us or our collaborators may require us or our collaborators to obtain one or more licenses in order to market or manufacture affected products or services. However, we or our collaborators may not be able to obtain licenses for technology patented by others on commercially reasonable terms, we may not be able to develop alternative approaches if unable to obtain licenses, or current and future licenses may not be adequate for the operation of our businesses. Failure to obtain necessary licenses or to identify and implement alternative approaches could prevent us and our collaborators from commercializing our products under development and could substantially harm our business.

*We have limited manufacturing experience and capacity and rely substantially on third-party manufacturers. The loss of any third-party manufacturers could limit our ability to launch our products in a timely manner, or at all.*

To be successful, we must manufacture, or contract for the manufacture of, our current and future products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. In order to increase our manufacturing capacity, we acquired Diamond in April 1996.

We currently rely on third parties to manufacture those products we do not manufacture at our Diamond facility. We currently have supply agreements with Quidel Corporation for various manufacturing services relating to our point-of-care diagnostic tests, with Centaq, Inc. for the manufacture of our own allergy immunotherapy treatment products and with various manufacturers for the supply of our veterinary diagnostic and patient monitoring instruments. Our manufacturing strategy presents the following risks:

- Delays in the scale-up to quantities needed for product development could delay regulatory submissions and commercialization of our products in development;

- Our manufacturing facilities and those of some of our third party manufacturers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, USDA and other federal and state agencies for compliance with strictly enforced Good Manufacturing Practices regulations and similar foreign standards, and we do not have control over our third party manufacturers' compliance with these regulations and standards;

- If we need to change to other commercial manufacturing contractors for certain of our products, additional regulatory licenses or approvals must be obtained for these contractors prior to our use.

This would require new testing and compliance inspections. Any new manufacturer would have to be educated in, or develop substantially equivalent processes necessary for the production of our products;

- If market demand for our products increases suddenly, our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

- We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

Any of these factors could delay commercialization of our products under development, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

Our agreements with various suppliers of the veterinary medical instruments require us to meet minimum annual sales levels to maintain our position as the exclusive distributor of these instruments. We may not meet these minimum sales levels in the future, and maintain exclusivity over the distribution and sale of these products. If we are not the exclusive distributor of these products, competition may increase.

***We depend on partners in our research and development activities. If our current partnerships and collaborations are not successful, we may not be able to develop our technologies or products.***

For several of our proposed products, we are dependent on collaborative partners to successfully and timely perform research and development activities on our behalf. For example, we jointly developed several point-of-care diagnostic products with Quidel Corporation, and Quidel manufactures these products. We license DNA delivery and manufacturing technology from Valentis Inc. and distribute chemistry analyzers for Arkray, Inc. We also have worked with i-STAT Corporation to develop portable clinical analyzers for dogs and Diagnostic Chemicals, Ltd. to develop the E.R.D.-SCREEN Urine Test, and we are working with 3-Dimensional Pharmaceuticals, Inc. to develop pharmaceutical products. One or more of our collaborative partners may not complete research and development activities on our behalf in a timely fashion, or at all. If our collaborative partners fail to complete research and development activities, or fail to complete them in a timely fashion, our ability to develop technologies and products will be impacted negatively and our revenues will decline.

***We depend on key personnel for our future success. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.***

Our future success is substantially dependent on the efforts of our senior management and scientific team, particularly Dr. Robert B. Grieve, our Chairman and Chief Executive Officer. The loss of the services of members of our senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Because of the specialized scientific nature of our business, we depend substantially on our ability to attract and retain qualified scientific and technical personnel. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of our activities. Although we have an employment agreement with Dr. Grieve, he is an at-will employee, which means that either party may terminate his employment at any time without prior notice. If we lose the services of, or fail to recruit, key scientific and technical personnel, the growth of our business could be substantially impaired. We do not maintain key person life insurance for any of our key personnel.

*We may face product returns and product liability litigation and the extent of our insurance coverage is limited. If we become subject to product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our sales could decline.*

The testing, manufacturing and marketing of our current products as well as those currently under development entail an inherent risk of product liability claims and associated adverse publicity. Following the introduction of a product, adverse side effects may be discovered. Adverse publicity regarding such effects could affect sales of our other products for an indeterminate time period. To date, we have not experienced any material product liability claims, but any claim arising in the future could substantially harm our business. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. We may not be able to continue to obtain adequate insurance at a reasonable cost, if at all. In the event that we are held liable for a claim against which we are not indemnified or for damages exceeding the $10 million limit of our insurance coverage or which results in significant adverse publicity against us, we may lose revenue and fail to achieve market acceptance.

*We may be held liable for the release of hazardous materials, which could result in extensive clean up costs or otherwise harm our business.*

Our products and development programs involve the controlled use of hazardous and biohazardous materials, including chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable local, state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any fines, penalties, remediation costs or other damages that result. Our liability for the release of hazardous materials could exceed our resources, which could lead to a shutdown of our operations. In addition, we may incur substantial costs to comply with environmental regulations as we expand our manufacturing capacity.

*We expect to experience volatility in our stock price, which may affect our ability to raise capital in the future or make it difficult for investors to sell their shares.*

The securities markets have experienced significant price and volume fluctuations and the market prices of securities of many public biotechnology companies have in the past been, and can in the future be expected to be, especially volatile. For example, in the last twelve months our closing stock price has ranged from a low of $0.50 to a high of $1.50. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings. Factors that may have a significant impact on the market price and marketability of our common stock include:

- announcements of technological innovations or new products by us or by our competitors;
- our quarterly operating results;
- releases of reports by securities analysts;
- developments or disputes concerning patents or proprietary rights;
- regulatory developments;
- developments in our relationships with collaborative partners;
- changes in regulatory policies;
- litigation;
- economic and other external factors; and
- general market conditions.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

*If we fail to meet Nasdaq National Market listing requirements, our common stock may be delisted and become illiquid.*

Our common stock is currently listed on the Nasdaq National Market. Nasdaq has requirements we must meet in order to remain listed on the Nasdaq National Market. If we continue to experience losses from our operations or we are unable to raise additional funds as needed, we might not be able to maintain the standards for continued quotation on the Nasdaq National Market, including a minimum bid price requirement of $1.00. During the year ended December 31, 2001, our minimum bid price at times fell below $1.00, and on March 26, 2002, was $1.06. If the minimum bid price of our common stock were to drop below $1.00 and remain below $1.00 for 30 consecutive trading days, or if we were unable to continue to meet Nasdaq's standards for any other reason, our common stock could be delisted from the Nasdaq National Market.

If as a result of the application of these listing requirements, our common stock were delisted from the Nasdaq National Market, our stock would become harder to buy and sell. Further, our stock could be subject to what are known as the "penny stock" rules. The penny stock rules place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq National Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline. As a result, the ability for investors to resell shares of our common stock could be adversely affected.

*The registration of shares from our recent private placement will increase the number of shares available for resale in the public market.*

We recently filed a registration statement on Form S-3 with the SEC to register the shares sold in a private offering in December 2001. The sale into the public market of the common stock sold in the offering could adversely affect the market price of our common stock. Most of our shares of common stock outstanding are eligible for immediate and unrestricted sale in the public market at any time. Once the registration statement on Form S-3 is declared effective, the 7,792,768 shares of common stock covered by the Form S-3 will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may further depress our stock price.

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk.**

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in United States and foreign interest rates and changes in foreign currency exchange rates as measured against the United States dollar. These exposures are directly related to our normal operating and funding activities. During 2001, we entered into a series of forward contracts for the purchase of Japanese yen to be used for the purchase of inventory. As of December 31, 2001, all of these forward contracts had been settled.

Interest Rate Risk

The interest payable on certain of our lines of credit and other borrowings is variable based on the United States prime rate and, therefore, is affected by changes in market interest rates. At December 31, 2001, approximately $8.2 million was outstanding on these lines of credit and other borrowings with a weighted average interest rate of 5.82%. We manage interest rate risk by investing excess funds principally in cash equivalents or marketable securities, which bear interest rates that reflect current market yields. We completed an interest rate risk sensitivity analysis of these borrowings based on an assumed 1% increase in interest rates. If market rates increase by 1% during the fiscal year ended December 31, 2002, we would experience an increase in interest expense of approximately $82,000 based on our outstanding balances as of December 31, 2001.

Foreign Currency Risk

At December 31, 2001, we had a wholly-owned subsidiary located in Switzerland. Sales from these operations are denominated in Swiss Francs or Euros, thereby creating exposures to changes in exchange rates. The changes in the Swiss/U.S. exchange rate or Euro/U.S. exchange rate may positively or negatively affect our sales, gross margins and retained earnings. We completed a foreign currency exchange risk sensitivity analysis on an assumed 1% increase in foreign currency exchange rates. If foreign currency exchange rates increase/decrease by 1% during the fiscal year ended December 31, 2002, we would experience an increase/decrease in our foreign currency gain/loss of approximately $100,000 based on the investment in foreign subsidiaries as of and for the fiscal year ended December 31, 2001.

**Item 8. Financial Statements and Supplementary Data.**

## HESKA CORPORATION

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Heska Corporation:

We have audited the accompanying consolidated balance sheets of Heska Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heska Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

Denver, Colorado,
February 1, 2002 (except with respect
to the matter discussed in Note 15, as
to which the date is March 13, 2002).

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 5,710 | $ 3,176 |
| Marketable securities | — | 2,482 |
| Accounts receivable, net of allowance for doubtful accounts of $501 and $431, respectively | 10,313 | 8,433 |
| Inventories | 8,589 | 8,716 |
| Other current assets | 1,063 | 742 |
| Total current assets | 25,675 | 23,549 |
| Property and equipment, net | 10,118 | 12,901 |
| Goodwill and intangible assets, net | 1,400 | 1,457 |
| Other assets | 564 | 1,253 |
| Total assets | $ 37,757 | $ 39,160 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 4,263 | $ 3,370 |
| Accrued liabilities | 6,302 | 4,258 |
| Deferred revenue | 343 | 467 |
| Line of credit | 5,737 | — |
| Current portion of capital lease obligations | 104 | 584 |
| Current portion of long-term debt | 711 | 1,562 |
| Total current liabilities | 17,460 | 10,241 |
| Capital lease obligations, net of current portion | 57 | 138 |
| Long-term debt, net of current portion | 2,052 | 2,670 |
| Deferred revenue and other long-term liabilities | 1,022 | 1,011 |
| Total liabilities | 20,591 | 14,060 |
| *Commitments and contingencies* | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value, 25,000,000 shares authorized; none issued or outstanding | — | — |
| Common stock, $.001 par value, 75,000,000 shares authorized; 47,842,198 and 34,072,640 shares issued and outstanding, respectively | 48 | 34 |
| Additional paid-in capital | 211,589 | 199,789 |
| Deferred compensation | (681) | — |
| Accumulated other comprehensive loss | (627) | (251) |
| Accumulated deficit | (193,163) | (174,472) |
| Total stockholders' equity | 17,166 | 25,100 |
| Total liabilities and stockholders' equity | $ 37,757 | $ 39,160 |

*See accompanying notes to consolidated financial statements*

# HESKA CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Revenues: | | | |
| Products, net of sales returns and allowance | $ 46,386 | $ 49,549 | $ 50,291 |
| Research, development and other | 1,897 | 3,126 | 885 |
| Total revenues | 48,283 | 52,675 | 51,176 |
| Cost of products sold | 28,655 | 33,299 | 36,386 |
| | 19,628 | 19,376 | 14,790 |
| Operating expenses: | | | |
| Selling and marketing | 13,981 | 14,788 | 15,073 |
| Research and development | 13,565 | 14,929 | 17,042 |
| General and administrative | 7,882 | 9,457 | 11,231 |
| Amortization of goodwill, intangible assets and deferred compensation | 299 | 903 | 2,228 |
| Loss on sale of assets | — | 204 | 2,593 |
| Restructuring expenses and other | 2,023 | 435 | 1,210 |
| Total operating expenses | 37,750 | 40,716 | 49,377 |
| Loss from operations | (18,122) | (21,340) | (34,587) |
| Other income (expense): | | | |
| Interest income | 324 | 986 | 1,611 |
| Interest expense | (587) | (1,155) | (1,857) |
| Other, net | (306) | (361) | (1,003) |
| Net loss | $ (18,691) | $ (21,870) | $ (35,836) |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | (222) | (121) | (88) |
| Changes in unrealized gain (loss) on marketable securities | 45 | 246 | (376) |
| Minimum pension liability adjustments | (175) | — | — |
| Changes in unrealized gain (loss) on forward contracts | (24) | — | — |
| Other comprehensive income (loss) | (376) | 125 | (464) |
| Comprehensive loss | $ (19,067) | $ (21,745) | $ (36,300) |
| Basic and diluted net loss per share | $ (0.48) | $ (0.65) | $ (1.31) |
| Shares used to compute basic and diluted net loss per share | 38,919 | 33,782 | 27,290 |

See accompanying notes to consolidated financial statements

# HESKA CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

| | Common Stock | | Additional Paid-in Capital | Deferred Compensation | Stock Subscription Receivable | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Stockholders Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balances, December 31, 1998 | 26,458 | $ 26 | $ 185,163 | $ (1,277) | $ (120) | $ 88 | $ (116,766) | $ 67,114 |
| Issuance of common stock for services | 17 | — | 116 | — | — | — | — | 116 |
| Cashless exercise of warrants to purchase common stock | 5 | — | — | — | — | — | — | — |
| Issuance of common stock upon the Company's follow-on public offering, net of $128 of expenses | 6,500 | 7 | 13,282 | — | — | — | — | 13,289 |
| Issuance of common stock related to options, ESPP and other | 457 | — | 595 | — | — | — | — | 595 |
| Amortization of deferred compensation | — | — | — | 629 | — | — | — | 629 |
| Interest on stock subscription receivable | — | — | — | — | (7) | — | — | (7) |
| Payments received on stock subscription receivable | — | — | — | — | 3 | — | — | 3 |
| Foreign currency translation adjustments | — | — | — | — | — | (88) | — | (88) |
| Unrealized loss on marketable securities | — | — | — | — | — | (376) | — | (376) |
| Net loss | — | — | — | — | — | — | (35,836) | (35,836) |
| Balances, December 31, 1999 | 33,437 | 33 | 199,156 | (648) | (124) | (376) | (152,602) | 45,439 |
| Issuance of common stock related to options, ESPP and other | 636 | 1 | 633 | — | — | — | — | 634 |
| Amortization of deferred compensation | — | — | — | 648 | — | — | — | 648 |
| Interest/payments on stock subscription receivable | — | — | — | — | 124 | — | — | 124 |
| Foreign currency translation adjustments | — | — | — | — | — | (121) | — | (121) |
| Unrealized gain on marketable securities | — | — | — | — | — | 246 | — | 246 |
| Net loss | — | — | — | — | — | — | (21,870) | (21,870) |
| Balances, December 31, 2000 | 34,073 | 34 | 199,789 | — | — | (251) | (174,472) | 25,100 |
| Issuance of common stock from private placements, net of $823 of costs | 12,366 | 13 | 10,880 | — | — | — | — | 10,893 |
| Issuance of common stock related to options, ESPP and other | 358 | — | 211 | — | — | — | — | 211 |
| Issuance of restricted stock (Note 8) | 1,045 | 1 | 709 | (710) | — | — | — | — |
| Deferred compensation recognized | — | — | — | 29 | — | — | — | 29 |
| Foreign currency translation adjustments | — | — | — | — | — | (222) | — | (222) |
| Minimum pension liability adjustments | — | — | — | — | — | (175) | — | (175) |
| Unrealized gain on marketable securities | — | — | — | — | — | 45 | — | 45 |
| Unrealized gain/loss on forward contracts | — | — | — | — | — | (24) | — | (24) |
| Net loss | — | — | — | — | — | — | (18,691) | (18,691) |
| Balances, December 31, 2001 | 47,842 | $ 48 | $ 211,589 | $ (681) | $ — | $ (627) | $ (193,163) | $ 17,166 |

See accompanying notes to consolidated financial statements

HESKA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| CASH FLOWS USED IN OPERATING ACTIVITIES: | | | |
| Net loss | $ (18,691) | $ (21,870) | $ (35,836) |
| Adjustments to reconcile net loss to cash used in operating activities: | | | |
| Depreciation and amortization | 3,445 | 4,066 | 3,864 |
| Amortization of goodwill, intangible assets and deferred compensation | 299 | 903 | 2,228 |
| Loss on disposition of assets | — | 445 | 2,215 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (1,880) | 155 | (2,993) |
| Inventories | 127 | 2,380 | (1,760) |
| Other current assets | (321) | 18 | (293) |
| Other long-term assets | 689 | (229) | (1,092) |
| Accounts payable | 893 | (2,551) | (614) |
| Accrued liabilities | 2,044 | 449 | 498 |
| Deferred revenue and other long-term liabilities | (643) | 348 | 592 |
| Net cash used in operating activities | (14,038) | (15,886) | (33,191) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Cash withdrawn from restricted cash account | — | — | 238 |
| Purchase of marketable securities | — | — | (21,229) |
| Proceeds from sale of marketable securities | 2,500 | 20,000 | 44,300 |
| Proceeds from sale of subsidiary | — | 6,000 | — |
| Proceeds from disposition of property and equipment | 196 | 406 | 262 |
| Purchases of property and equipment | (839) | (1,207) | (3,296) |
| Net cash provided by investing activities | 1,857 | 25,199 | 20,275 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from issuance of common stock | 11,104 | 634 | 13,884 |
| Proceeds from stock subscription receivable | — | 124 | 3 |
| Proceeds from borrowings | 5,737 | 136 | 971 |
| Repayments of debt and capital lease obligations | (2,030) | (8,484) | (6,464) |
| Net cash provided by (used in) financing activities | 14,811 | (7,590) | 8,394 |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH | (96) | (46) | 100 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 2,534 | 1,677 | (4,422) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 3,176 | 1,499 | 5,921 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 5,710 | $ 3,176 | $ 1,499 |

See accompanying notes to consolidated financial statements

HESKA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. ORGANIZATION AND BUSINESS

Heska Corporation ("Heska" or the "Company") is primarily focused on the discovery, development, manufacturing and marketing of companion animal health products and delivery of diagnostic services to veterinarians. The Company currently conducts its operations through two segments. Through its Companion Animal Health segment, the Company sells pharmaceutical, vaccine and diagnostic products and veterinary diagnostic and patient monitoring instruments, offers diagnostic services, and performs a variety of research and development activities. The operations of this segment are carried out through the Company's facilities in Fort Collins, Colorado, its wholly owned Swiss subsidiary, Heska AG. Through its Animal Health segment, the Company manufactures food animal vaccine and pharmaceutical products that are marketed and distributed by third parties. The operations of this segment are carried out through the Company's wholly owned subsidiary Diamond Animal Health, Inc. ("Diamond"), located in Des Moines, Iowa. Until June 2000, the Company operated through a third segment, Allergy Treatment. This segment operated through the then wholly owned subsidiary Center Laboratories, Inc., a manufacturer of allergy immunotherapy products ("Center").

From the Company's inception in 1988 until early 1996, the Company's operating activities related primarily to research and development activities, entering into collaborative agreements, raising capital and recruiting personnel. Prior to 1996, the Company had not received any revenue from the sale of products. During 1996, Heska grew from being primarily a research and development concern to a fully-integrated research, development, manufacturing and marketing company. The Company accomplished this by acquiring Diamond, a licensed pharmaceutical and biological manufacturing facility, hiring key employees and support staff, establishing marketing and sales operations to support new Heska products, and designing and implementing more sophisticated operating and information systems. The Company also expanded the scope and level of its scientific and business development activities, increasing the opportunities for new products. In 1997, the Company introduced additional products and expanded in the United States through the acquisition of Center, a Food and Drug Administration ("FDA") and United States Department of Agriculture ("USDA") licensed manufacturer of allergy immunotherapy products located in Port Washington, New York, and internationally through the acquisitions of Heska UK Limited ("Heska UK", formerly Bloxham Laboratories Limited), a veterinary diagnostic laboratory in Teignmouth, England and Heska AG (formerly Centre Medical des Grand'Places S.A.) in Fribourg, Switzerland, which manufactures and markets allergy diagnostic products for use in veterinary and human medicine, primarily in Europe. Each of the Company's acquisitions during this period was accounted for under the purchase method of accounting and accordingly, the Company's financial statements reflect the operations of these businesses only for the periods subsequent to the respective acquisitions. In July 1997, the Company established a new subsidiary, Heska AG, located near Basel, Switzerland, for the purpose of managing its European operations.

During the first quarter of 1998 the Company acquired Heska Waukesha (formerly Sensor Devices, Inc.), a manufacturer and marketer of patient monitoring devices used in both animal health and human applications.

During 1999 and 2000, the Company restructured and refocused its business. The operations of Heska Waukesha were combined with existing operations in Fort Collins, Colorado and Des Moines, Iowa during the fourth quarter of 1999. The Heska Waukesha facility was closed in December 1999. In March 2000, the Company sold Heska UK. The Company recorded a loss on disposition of approximately

$1.0 million during 1999 for this sale. In June 2000, the Company sold Center. The Company recognized a gain on the sale of approximately $151,000.

The Company has incurred net losses since its inception and anticipates that it will continue to incur additional net losses in the near term as it introduces new products, expands its sales and marketing capabilities and continues its research and development activities. Cumulative net losses from inception of the Company in 1988 through December 31, 2001 have totaled $193.2 million. During the year ended December 31, 2001, the Company incurred a loss of approximately $18.7 million and used cash of approximately $14.1 million for operations.

The Company's primary short-term needs for capital, which are subject to change, are for its continuing research and development efforts, its sales, marketing and administrative activities, working capital associated with increased product sales and capital expenditures relating to developing and expanding its manufacturing operations. The Company's ability to achieve profitable operations will depend primarily upon its ability to successfully market its products, commercialize products that are currently under development and develop new products. Most of the Company's products are subject to long development and regulatory approval cycles and there can be no guarantee that the Company will successfully develop, manufacture or market these products. There can also be no guarantee that the Company will attain profitability or, if achieved, will remain profitable on a quarterly or annual basis in the future. Until the Company attains positive cash flow, the Company may continue to finance operations with additional equity and debt financing. There can be no guarantee that such financing will be available when required or will be obtained under favorable terms.

Our financial plan for 2002 indicates that our available cash and cash equivalents, together with cash from operations and borrowings we expect to be available under our revolving line of credit facility, should be sufficient to satisfy our projected cash requirements through 2002 and into 2003. However, our actual results may differ from this plan and, we may need to raise additional funds at or before such time. If necessary, we expect to raise these additional funds through one or more of the following: (1) obtaining new loans secured by unencumbered assets; (2) sale of various products or marketing rights; (3) licensing of technology; (4) sale of various assets; and (5) sale of additional equity or debt securities. If we cannot raise the additional funds through these options on acceptable terms or with the necessary timing, management could also reduce discretionary spending to decrease our cash burn rate and extend the currently available cash and cash equivalents, and available borrowings.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The accompanying consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiaries since their respective dates of acquisitions. All material intercompany transactions and balances have been eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents are stated at cost, which approximates market, and include short-term highly liquid investments with original maturities of less than three months. Included in these amounts were Japanese yen with a value in U.S. dollars of approximately $366,000 which were held in an interest-bearing multi-currency account of a non-U.S. bank. The Company values its Japanese yen at the spot market rate as of the balance sheet date. These yen resulted from settlement of forward contracts entered into for purchases of inventory throughout fiscal 2001. Changes in the fair value of the yen are recorded in current earnings. The Company recognized a loss from devaluation of the yen of approximately $48,000 during the fiscal year ended December 31, 2001. The Company had no Japanese yen at December 31, 2000.

*Marketable Securities and Restricted Investments*

The Company classifies its marketable securities as "available-for-sale" and, accordingly, carries such securities at aggregate fair value. Unrealized gains or losses, if material, are included as a component of accumulated other comprehensive income.

At December 31, 2001, the Company had no marketable securities on its balance sheet. At December 31, 2000, these securities, consisting entirely of U.S. government agency obligations, had an aggregate amortized cost, using specific identification, of $2.8 million, with a maximum maturity of approximately three years. The fair market value of marketable securities at December 31, 2000 was approximately $2.5 million. Marketable securities at December 31, 2000 included approximately $281,000 of restricted investments held as collateral for capital leases and $2.5 million of short-term marketable securities, respectively. Restricted marketable securities are included in Other assets. The Company realized losses on the sale of certain marketable securities of $22,000 and $111,000 in 2001 and 2000, respectively. These amounts were previously included in other comprehensive income as unrealized losses on marketable securities.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains the majority of its cash, cash equivalents and marketable securities with financial institutions that management believes are creditworthy in the form of demand deposits, U.S. government agency obligations and U.S. corporate commercial paper. The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Its accounts receivable balances are due primarily from domestic veterinary clinics and individual veterinarians, and both domestic and international corporations.

*Fair Value of Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables, notes receivable, capital lease obligations and notes payable. The carrying values of cash and cash equivalents and short-term trade receivables and payables approximate fair value. The fair value of notes payable is estimated based on current rates available for similar debt with similar maturities and collateral, and at December 31, 2001, approximates the carrying value.

*Inventories*

Inventories are stated at the lower of cost or market using the first-in, first-out method. If the cost of inventories exceeds fair market value, provisions are made to reduce the carrying value to fair market value.

Inventories, net of provisions, consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Raw materials | $ 2,549 | $ 2,219 |
| Work in process | 3,223 | 2,904 |
| Finished goods | 2,817 | 3,593 |
| | $ 8,589 | $ 8,716 |

*Derivative Instruments and Hedging Activities*

The Company utilizes derivative financial instruments to reduce financial market risks. These instruments may be used to hedge foreign currency, interest rate and certain equity market exposures of underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company accounts for its derivative instruments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. This standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company's accounting policies for these instruments are based on whether they meet the Company's criteria for designation as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated the offsetting gain or loss on the related derivative instrument would be recognized in each period until the instrument matures, is terminated or is sold. See Note 11.

*Property, Equipment, Goodwill and Intangible Assets*

Property and equipment are recorded at cost and depreciated on a straight-line or declining balance basis over the estimated useful lives of the related assets.

Leasehold improvements are amortized over the applicable lease period or their estimated useful lives, whichever is shorter. Maintenance and repairs are charged to expense when incurred, and major renewals and improvements are capitalized.

Goodwill and intangible assets primarily consist of various assets arising from business combinations and are amortized using the straight-line method over the period of expected benefit.

The Company periodically reviews the appropriateness of the remaining life of its property, equipment and intangible assets considering whether any events have occurred or conditions have developed which may indicate that the remaining life requires adjustment. After reviewing the appropriateness of the remaining life and the pattern of usage of these assets, the Company then assesses their overall recoverability by determining if the net book value can be recovered through undiscounted future operating cash flows. Absent any unfavorable findings, the Company continues to amortize and depreciate its property, equipment and intangible assets based on the existing estimated life. During 2000, the Company's review of property, equipment and intangible assets determined that a write-down to fair market value of $355,000 for equipment was needed. In 1999, the Company's review of property, equipment and intangible assets determined that a write-down to fair market value of $1.0 million for equipment and $372,000 for intangible assets was needed. These amounts were recorded as part of the loss on sale of assets in the accompanying statement of operations.

Property and equipment consist of the following (in thousands):

| | Estimated Useful Life | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Land | N/A | $ 377 | $ 377 |
| Building | 10 to 20 years | 2,677 | 2,677 |
| Machinery and equipment | 3 to 15 years | 19,220 | 19,426 |
| Leasehold improvements | 7 to 15 years | 4,435 | 4,066 |
| | | 26,709 | 26,546 |
| Less accumulated depreciation and amortization | | (16,591) | (13,645) |
| | | $ 10,118 | 12,901 |

Depreciation and amortization expense for property and equipment was $3.4 million, $4.1 million and $3.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and intangible assets consist of the following (in thousands):

| | Estimated Useful Life | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Customer lists, market presence and goodwill | 7 years | $ 1,705 | $ 1,705 |
| Other intangible assets | 2 to 15 years | 1,079 | 793 |
| | | 2,784 | 2,498 |
| Less accumulated amortization | | (1,384) | (1,041) |
| | | $ 1,400 | $ 1,457 |

Amortization expense for goodwill and intangible assets was $270,000, $255,000 and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

*Revenue Recognition*

The Company generates its revenues through sale of products, licensing of technology, and sponsored research and development. Revenue is accounted for in accordance with the guidelines provided by Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" (SAB 101). The Company's policy is to recognize revenue when the applicable revenue recognition criteria have been met, which generally include the following:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services rendered;
- Price is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue from the sale of products is generally recognized after both the goods are shipped to the customer and acceptance has been received with an appropriate provision for returns and allowances. The terms of the customer arrangements generally pass title and risk of ownership to the customer at the time of shipment. Certain customer arrangements provide for acceptance provisions. Revenue for these arrangements is not recognized until the acceptance has been received or the acceptance period has lapsed.

In addition to its direct sales force, the Company utilizes third party distributors to sell its products. Distributors purchase goods from the Company, take title to those goods and resell them to their customers in the distributors' territory.

License revenue under arrangements to sell product or technology rights is recognized upon the sale and completion by the Company of all obligations under the agreement. Royalties are recognized as products are sold to customers.

The Company recognizes revenue from sponsored research and development over the life of the contract as research activities are performed. The revenue recognized is the lesser of revenue earned under a percentage of completion method based on total expected revenues or actual non-refundable cash received to date under the agreement.

*Cost of Products Sold*

Royalties payable in connection with certain licensing agreements (See Note 12) are reflected in cost of products sold as incurred.

*Advertising Costs*

The Company expenses advertising costs as incurred. Advertising expenses were $747,000, $1,508,000 and $790,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

*Restructuring Expenses and Other*

The Company recorded restructuring expenses of approximately $1.5 million, $435,000 and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively (See Note 4). During 2001, the Company also recognized approximately $500,000 of non-recurring expenses resulting from management's decision to not pursue a strategic transaction after extensive evaluation.

*Income Taxes*

The Company records a current provision for income taxes based on estimated amounts payable refundable on tax returns filed or to be filed each year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense or benefit for the period. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

*Basic and Diluted Net Loss Per Share*

Basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of shares of common stock outstanding and, if not anti-dilutive, the effect of outstanding common stock equivalents (such as stock options and warrants) determined using the treasury stock method. Since inception, due to the Company's net losses, all potentially dilative securities are anti-dilutive and as a result, basic and net loss per share is the same as diluted net loss per share for all periods presented. At December 31, 2001 and 2000, securities that have been excluded from diluted net loss per share because they would be anti-dilutive are outstanding options to purchase 3,901,860 and 3,964,668 shares, respectively, of the Company's common stock and warrants to purchase zero and 1,165,000 shares, respectively, of the Company's common stock.

*Comprehensive Loss*

Comprehensive loss includes net loss adjusted for the results of certain stockholders' equity changes not reflected in the Consolidated Statements of Operations. Such changes include foreign currency items, unrealized gains and losses on certain investments in marketable securities, unrealized gains and losses on derivative instruments and minimum pension liability adjustments.

*Foreign Currency Translation*

The functional currency of the Company's international subsidiaries is the Swiss Franc ("CHF"). Assets and liabilities of the Company's international subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using an average of exchange rates in effect during the period. Cumulative translation gains and losses, if material, are shown in the consolidated balance sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies (i.e., transaction gains and losses) are recognized as a component of other income (expense) in the current operations.

*Reclassifications*

Certain prior year amounts have been reclassified to conform with the 2001 financial statement presentation.

*New Accounting Pronouncements*

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements prohibit pooling-of-interests accounting for transactions initiated after June 30, 2001, require the use of the purchase method of accounting for all combinations after June 30, 2001, and establish a new accounting standard for goodwill acquired in a business combination. These continue to require recognition of goodwill as an asset, but do not permit amortization of goodwill as previously required by APB Opinion No. 17, "Intangible Assets." Furthermore, certain intangible assets that are not separable from goodwill will also not be amortized. However, goodwill and other intangible assets will be subject to periodic (at least annual) tests for impairment, and recognition of impairment losses in the future could be required based on a new methodology for measuring impairments prescribed by these pronouncements. The revised standards include transition rules and requirements for identification, valuation and recognition of a much broader list of intangibles as part of business combinations than prior practice, most of which will continue to be amortized. The potential prospective impact of these pronouncements on the Company's financial statements may significantly affect the results of future periodic tests for impairment. The amount and timing of non-cash charges related to intangibles acquired in business combinations will change from prior practice. The Company recorded $211,000 of amortization expense during the year ended December 31, 2001 relating to goodwill that will not be amortized beginning January 1, 2002. Furthermore, the Company will be required to conduct an annual impairment test of its goodwill. The Company has not yet quantified the impact, if any, that this impairment test will have on the results of its operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. It requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate can be made. The Company is required to adopt this statement in its fiscal year 2003. The Company does not believe that this statement will materially impact its financial position or results of its operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement applies to recognized long-lived assets of an entity to be held and used, or to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. This statement requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. An asset that is classified as held for sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. The Company is required to adopt this statement for the first quarter of 2002. The Company does not believe that this statement will materially impact its results of operations.

## 3. CAPITAL LEASE OBLIGATIONS

The Company has entered into certain capital lease agreements for laboratory equipment, office equipment, machinery and equipment, and computer equipment and software. For the years ended December 31, 2001 and 2000, the Company had capitalized machinery and equipment under capital leases with a gross value of approximately $560,000 and $2.5 million and net book value of approximately $242,000 and $740,000, respectively. The capitalized cost of the equipment under capital leases is included in the accompanying balance sheets under the respective asset classes. Under the terms of the Company's lease agreements, the Company is required to make monthly payments of principal and interest through the year 2004, at interest rates ranging from 4.05% to 20.00% per annum. The equipment under the capital leases serves as security for the leases.

The future annual minimum required payments under capital lease obligations as of December 31, 2001 were as follows (in thousands):

| Year Ending December 31, | |
|---|---|
| 2002 | $ 116 |
| 2003 | 46 |
| 2004 | 10 |
| Total future minimum lease payments | 172 |
| Less amount representing interest | (11) |
| Present value of future minimum lease payments | 161 |
| Less current portion | (104) |
| Total long-term capital lease obligations | $ 57 |

## 4. RESTRUCTURING EXPENSES

In the fourth quarter of 2001, the Company recorded a $1.5 million restructuring charge related to a strategic change in its distribution model and the consolidation of its European operations into one facility. This expense related to personnel severance costs, costs to adjust the Company's products to align with the new distribution model and the cost to close a leased facility in Europe.

During the first quarter of fiscal 2000, the Company initiated a cost reduction and restructuring plan at its Diamond subsidiary. The restructuring resulted from the rationalization of Diamond's business including a reduction in the size of its workforce and the Company's decision to vacate a leased warehouse and distribution facility no longer needed after the Company's decision to discontinue contract manufacturing of certain low margin human healthcare products. The charge to operations of approximately $435,000 related primarily to personnel severance costs for 12 individuals and the costs associated with closing the leased facility, terminating the lease and abandoning certain leasehold improvements. The facility was closed in April 2000.

In August 1999, the Company announced plans to consolidate its Heska Waukesha operations with existing operations in Fort Collins, Colorado and Des Moines, Iowa. This consolidation was based on the Company's determination that significant operating efficiencies could be achieved through the combined operations. The Company recognized a charge to operations of approximately $1.2 million for this consolidation. These expenses related primarily to personnel severance costs for 40 individuals and the costs associated with facilities being closed and excess equipment, primarily at the Company's Waukesha, Wisconsin location. This facility was closed in December 1999.

Shown below is a reconciliation of restructuring costs for the year ended December 31, 2001 (in thousands):

| | Balance at December 31, 2000 | Additions for the Fiscal Year Ended December 31, 2001 | Payments/Charges through December 31, 2001 | Balance at December 31, 2001 |
|---|---|---|---|---|
| Severance pay, benefits and relocation expenses | $ — | $ 378 | $ — | $ 378 |
| Noncancellable leased facility closure costs | 176 | 50 | 176 | 50 |
| Products and other | — | 1,100 | — | 1,100 |
| Total | $ 176 | $ 1,528 | $ 176 | $ 1,528 |

The balance of $1.5 million and $176,000 is included in accrued liabilities in the accompanying consolidated balance sheets as of December 31, 2001 and 2000, respectively.

## 5. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Equipment financing with final payment due in January 2002, with a stated interest rate of 14.5%, secured by certain equipment and fixtures | $ 240 | $ 1,218 |
| Promissory note to the Iowa Department of Economic Development ("IDED"), due in annual installments through June 2004, with a stated interest rate of 3.0% and a 9.5% imputed interest rate, net | 41 | 54 |
| Promissory note to the City of Des Moines, due in monthly installments through May 2004, with a stated interest rate of 3% and a 9.5% imputed interest rate, net | 54 | 75 |
| Real estate mortgage loan with a commercial bank, due in monthly installments through May 2003, with the balance due in full May 31, 2003, with a stated interest rate of prime plus 1.25% at December 31, 2001 and 2000 (6.0% and 10.75%, respectively) | 1,740 | 1,973 |
| Term loan with a commercial bank, secured by machinery and equipment, due in monthly installments through May 2003, with the balance due in full May 31, 2003, with a stated interest rate of prime plus 1.25% at December 31, 2001 and 2000 (6.0% and 10.75%, respectively) | 688 | 912 |
| | 2,763 | 4,232 |
| Less installments due within one year | (711) | (1,562) |
| | $ 2,052 | $ 2,670 |

The Company has a credit facility with Wells Fargo Business Credit, Inc., an affiliate of Wells Fargo Bank. The credit facility includes the real estate mortgage loan and term loan above, and a $10.0 million asset-based revolving line of credit with a stated interest rate of prime plus 1%. Amounts due under the credit facility are secured by a first security interest in essentially all of the Company's assets. Under the agreement, the Company is required to comply with certain financial and non-financial covenants. Among the financial covenants are requirements for monthly minimum book net worth, quarterly minimum net income and minimum cash balances or liquidity levels. The amount available for borrowings under this agreement will be determined based on the borrowing base as defined by the credit agreement. As of December 31, 2001 approximately $5.7 million was outstanding on the line of credit and approximately $2.2 million was available for additional borrowings under the line of credit agreement. The Company was in violation of certain of the financial covenants at December 31, 2001. On March 13, 2002, the Company obtained a waiver of these financial covenants from the bank and also executed an amendment to the credit agreement which extended the maturity date to May 31, 2003 (See Note 15).

The IDED and City of Des Moines promissory notes are secured by a first security interest in essentially all assets of Diamond except assets acquired through capital leases and are included as cross-collateralized obligations by the respective lenders. The IDED has subordinated all of its security interest in these assets to a commercial bank providing credit to the Company. The City of Des Moines has subordinated up to $15 million of its security interest in these assets to the same commercial bank. These notes were assumed as a result of the 1996 Diamond acquisition.

Maturities of long-term debt as of December 31, 2001 were as follows (in thousands):

| Year Ending December 31, | |
|---|---|
| 2002 | $ 711 |
| 2003 | 2,028 |
| 2004 | 24 |
| Thereafter | — |
| | $ 2,763 |

## 6. ACCRUED PENSION LIABILITY

Diamond has a noncontributory defined benefit pension plan covering all employees who have met the eligibility requirements. The plan provides monthly benefits based on years of service which are subject to certain reductions if the employee retires before reaching age 65. Diamond's funding policy is to make the minimum annual contribution that is required by applicable regulations. Effective October 1992, Diamond froze the plan, restricting new participants and benefits for future service.

The following table sets forth the plan's funded status and amounts recognized in the accompanying balance sheets (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Change in benefit obligation: | | |
| Benefit obligation, beginning | $ 1,127 | $ 1,171 |
| Service cost | — | — |
| Interest cost | 77 | 80 |
| Actuarial loss | 5 | (39) |
| Benefits paid | (67) | (85) |
| Benefit obligation, ending | 1,142 | 1,127 |
| Change in plan assets: | | |
| Fair value of plan assets, beginning | 954 | 971 |
| Actual return on plan assets | 129 | 68 |
| Employer contribution | — | — |
| Benefits paid | (67) | (85) |
| Fair value of plan assets, ending | 1,016 | 954 |
| Funded status | (125) | (173) |
| Unrecognized net actuarial loss | 175 | 234 |
| Prepaid benefit cost | $ 50 | $ 61 |
| Additional minimum liability disclosures: | | |
| Accrued benefit liability | $ (125) | $ (173) |
| Components of net periodic benefit costs: | | |
| Service cost | $ — | $ — |
| Interest cost | 77 | 80 |
| Expected return on plan assets | (72) | (73) |
| Recognized net actuarial loss | 6 | 7 |
| Net periodic benefit cost | $ 11 | $ 14 |

Assumptions used by Diamond in the determination of the pension plan information consisted of the following:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Discount rate | 7.00% | 7.00% |
| Expected long-term rate of return on plan assets | 7.75% | 7.75% |

## 7. INCOME TAXES

As of December 31, 2001 the Company had approximately $164.5 million of net operating loss ("NOL") carryforwards for income tax purposes and approximately $2.7 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and credit carryforwards are subject to examination by the tax authorities and expire in various years from 2003 through 2020. In addition, the Company's NOL and tax credit carryforwards available for use in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interest. The acquisition of Diamond in April 1996 resulted in such a change of ownership and the Company estimates that the resulting NOL carryforward limitation will be approximately $4.7 million per year for periods subsequent to April 19, 1996. The Company believes that this limitation may affect the eventual utilization of its total NOL carryforwards.

The Company's NOL's represent a previously unrecognized tax benefit. Recognition of these benefits requires future taxable income, the attainment of which is uncertain, and therefore, a valuation allowance has been established for the entire tax benefit and no benefit for income taxes has been recognized in the accompanying consolidated statements of operations.

The components of net loss were as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Domestic | $ (17,816) | $ (20,642) |
| Foreign | (875) | (1,228) |
| | $ (18,691) | $ (21,870) |

Temporary differences that give rise to the components of deferred tax assets are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Current deferred tax assets (liabilities): | | |
| Inventory | $ 142 | $ 268 |
| Accrued compensation | 134 | 121 |
| Restructuring reserve | 574 | 254 |
| Other | 205 | 182 |
| | 1,055 | 825 |
| Valuation allowance | (1,055) | (825) |
| Total current deferred tax assets (liabilities) | — | — |
| Noncurrent deferred tax assets (liabilities): | | |
| Research and development credits | 2,748 | 3,126 |
| Deferred revenue | 523 | 17 |
| Pension liability | 90 | 19 |
| Amortization of intangible assets | — | 314 |
| Gain/loss on assets held for sale | 559 | (35) |
| Property and equipment | (626) | (875) |
| Net operating loss carryforwards | 62,930 | 58,874 |
| | 66,224 | 61,440 |
| Valuation allowance | (66,224) | (61,440) |
| Total noncurrent deferred tax assets (liabilities) | $ — | $ — |

The components of the income tax expense (benefit) are as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Deferred income tax benefit: | | |
| Federal | $ (4,261) | $ (7,265) |
| State | (552) | (969) |
| Foreign | (201) | (490) |
| Total benefit | (5,014) | (8,724) |
| Valuation allowance | 5,014 | 8,724 |
| Total income tax expense (benefit) | $ — | $ — |

The Company's income tax benefit relating to losses, respectively, for the periods presented differ from the amounts that would result from applying the federal statutory rate to those losses as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Statutory federal tax rate | (35%) | (35%) |
| State income taxes, net of federal benefit | (3%) | (3%) |
| Other permanent differences | 11% | 1% |
| Change in valuation allowance | 27% | 37% |
| Effective income tax rate | 0% | 0% |

8. CAPITAL STOCK

*Common Stock*

In December 2001, the Company completed a private placement of 7.8 million shares of common stock at a price of $0.77 per share providing the Company with net proceeds of approximately $5.7 million.

In February 2001, the Company completed a private placement of 4.6 million shares of common stock at a price of $1.247 per share, providing the Company with net proceeds of approximately $5.3 million.

In December 1999, the Company completed a public offering of 6.5 million shares of common stock at a price of $2.063 per share, providing the Company with net proceeds of approximately $13.3 million.

*Stock Option Plans*

The Company has a stock option plan which authorizes granting of stock options and stock purchase rights to employees, officers, directors and consultants of the Company to purchase shares of common stock. In 1997, the board of directors adopted the 1997 Stock Incentive Plan and terminated two prior option plans. However, options granted and unexercised under the prior plans are still outstanding. All shares that remained available for grant under the terminated plans were incorporated into the 1997 Plan. In addition, all shares subsequently cancelled under the prior plans are added back to the 1997 Plan on a quarterly basis as additional options available to grant. The number of shares reserved for issuance under the 1997 Plan increases automatically on January 1 of each year by a number equal to the lesser of (a) 1,500,000 shares or (b) 5% of the shares of common stock outstanding on the immediately preceding December 31. The number of shares reserved for issuance under all plans as of January 1, 2002 was 8,223,728.

The stock options granted by the board of directors may be either incentive stock options ("ISOs") or non-qualified stock options ("NQs"). The purchase price for options under all of the plans may be no less than 100% of fair market value for ISOs or 85% of fair market value for NQs. Options granted will expire no later than the tenth anniversary subsequent to the date of grant or three months following termination of employment, except in cases of death or disability, in which case the options will remain exercisable for up to twelve months. Under the terms of the 1997 Plan, in the event the Company is sold or merged, outstanding options will either be assumed by the surviving corporation or vest immediately.

*SFAS No. 123 ("SFAS 123")*

SFAS 123, Accounting for Stock-Based Compensation, defines a fair value based method of accounting for employee stock options, employee stock purchases, or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 2001, 2000 and 1999, using the Black-Scholes pricing model and the following weighted average assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | 4.39% | 6.26% | 5.63% |
| Expected lives | 1.7 years | 7.59 years | 3.5 years |
| Expected volatility | 86% | 94% | 91% |
| Expected dividend yield | 0% | 0% | 0% |

To estimate expected lives of options for this valuation, it was assumed options will be exercised at varying schedules after becoming fully vested dependent upon the income level of the option holder. For measurement purposes, options have been segregated into three income groups, and estimated exercise behavior of option recipients varies from one and one half years to two years from the date of vesting, dependent on income group (less highly compensated employees are expected to have shorter holding periods). All options are initially assumed to vest. Cumulative compensation cost recognized in pro forma basic net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

The total fair value of options granted was computed to be approximately $1.1 million, $1.7 million and $3.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amounts are amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $906,000, $2.2 million and $3.6 million for 2001, 2000 and 1999, respectively.

A summary of the Company's stock option plans is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding at beginning of period | 3,964,668 | $ 4.4979 | 4,246,183 | $ 4.6994 | 3,209,317 | $ 5.1203 |
| Granted at Market | 1,444,844 | $ 1.2047 | 753,700 | $ 3.3453 | 1,725,480 | $ 3.4876 |
| Granted above Market | 431 | $ 0.9400 | — | — | — | — |
| Cancelled | (1,477,500) | $ 6.6312 | (600,228) | $ 6.5438 | (329,820) | $ 6.6815 |
| Exercised | (30,583) | $ 0.3649 | (434,967) | $ 1.0904 | (358,794) | $ 0.8148 |
| Outstanding at end of period | 3,901,860 | $ 2.5689 | 3,964,668 | $ 4.4979 | 4,246,183 | $ 4.6994 |
| Exercisable at end of period | 2,399,954 | $ 2.9447 | 2,274,489 | $ 4.6293 | 1,973,349 | $ 4.1737 |

The weighted average estimated fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $0.7821, $2.3277 and $2.1814, respectively.

The Company also granted stock options to non-employees in exchange for consulting services, recording deferred compensation based on the estimated fair value of the options at the date of grant. Deferred compensation was amortized over the applicable service periods. The amortization of deferred compensation resulted in a non-cash charge to operations of $648,000 and $629,000 in the years ended December 31, 2000 and 1999, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Prices | Number of Options Outstanding at December 31, 2001 | Weighted Average Remaining Contractual Life in Years | Weighted Average Exercise Price | Number of Options Exercisable at December 31, 2001 | Weighted Average Exercise Price |
| $0.25 - $1.14 | 790,988 | 7.86 | $ 0.9312 | 315,836 | $ 0.6309 |
| $1.19 - $1.20 | 547,598 | 4.63 | $ 1.1999 | 545,016 | $ 1.1999 |
| $1.22 - $1.81 | 835,850 | 9.19 | $ 1.2818 | 438,617 | $ 1.3000 |
| $2.00 - $3.25 | 820,580 | 7.70 | $ 2.4252 | 480,808 | $ 2.5059 |
| $3.37 - $15.00 | 906,844 | 7.19 | $ 6.1405 | 619,677 | $ 7.1631 |
| $0.25 - $15.00 | 3,901,860 | 7.50 | $ 2.5689 | 2,399,954 | $ 2.9447 |

*Employee Stock Purchase Plan (the "ESPP")*

Under the 1997 Employee Stock Purchase Plan, the Company is authorized to issue up to 750,000 shares of common stock to its employees. Employees of the Company and its U.S. subsidiaries who are expected to work at least 20 hours per week and five months per year are eligible to participate. Under the terms of the plan, employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-enrollment period or end-of-measurement period market price. Each enrollment period is two years, with six month measurement periods ending June 30 and December 31.

For the years ended December 31, 2001, 2000 and 1999, the weighted-average fair value of the purchase rights granted was $0.35, $0.91 and $1.24 per share, respectively. Pro forma stock-based compensation, net of the effect of adjustments, was approximately $88,161, $112,462 and $96,000 in 2001, 2000 and 1999, respectively, for the ESPP.

*Restricted Stock Exchange*

On August 9, 2001, the Board of Directors approved a proposal to give Heska employees an opportunity to exchange all options outstanding with exercise prices greater than $3.90 per share under the 1997 Stock Incentive Plan for shares of restricted stock. The offer closed on September 28,2001 with options to purchase 1,044,900 shares of common stock exchanged for 1,044,900 shares of restricted stock. The fair market value of the restricted stock at the time of the exchange was $0.68 per share. The restricted stock vests over 48 months beginning November 1, 2001. This exchange resulted in deferred compensation of approximately $710,000 that is being recognized over the vesting period of the restricted stock. The Company recognized $29,000 of non-cash compensation expense from this exchange in 2001.

*Pro Forma Basic Net Loss per Share under SFAS 123*

If the Company had accounted for all of its stock-based compensation plans in accordance with SFAS 123, the Company's net loss would have been reported as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net loss: | | | |
| As reported | $ (18,691) | $ (21,870) | $ (35,836) |
| Pro forma | $ (19,597) | $ (24,143) | $ (39,564) |
| Basic net loss per share: | | | |
| As reported | $ (0.48) | $ (0.65) | $ (1.31) |
| Pro forma | $ (0.50) | $ (0.71) | $ (1.45) |

## 9. MAJOR CUSTOMERS

The Company had sales of greater than 10% of total revenues to only one customer during the years ended December 31, 2001, 2000 and 1999. One customer who represented 16% and 17% of total revenues in 2001 and 2000, respectively, and a different customer who represented 12% of total revenues in 1999, purchased vaccines from Diamond. One customer represented 24% and 11% of total accounts receivable at December 31, 2001and 2000, respectively.

## 10. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| Cash paid for interest | $ 587 | $ 1,155 | $ 1,857 |
| Purchase of assets under direct capital lease financing | $ — | $ 45 | $ 193 |

## 11. HEDGING ACTIVITIES

In April 2001, the Company entered into a series of forward contracts to purchase Japanese yen at various dates throughout the remainder of the year. The yen were used to purchase inventory from a Japanese manufacturer throughout fiscal 2001. These derivative instruments have been designated and qualify as cash flow hedging instruments under the definition provided by SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The forward contracts were entered into with settlement dates, and for amounts, that approximately correspond with the Company's projected needs to purchase inventory with the hedged currency. All of these forward contracts have been settled as of December 31, 2001. These derivative instruments were consistent with the Company's risk management policy, which allows for the hedging of risk associated with fluctuations in foreign currency for anticipated future transactions. These instruments have been determined to be fully effective as a hedge in reducing the risk of the underlying transaction. An unrealized loss of approximately $24,000 has been recorded in Other Comprehensive Loss as of December 31, 2001. This unrealized loss will be reclassified to cost of products sold and recognized as the purchase inventory is sold to customers. The Company has recognized a loss of approximately $48,000 in cost of products sold during the fiscal year ended December 31, 2001.

Accumulated gains and losses from derivative contracts is as follows:

| | 2001 |
|---|---|
| Accumulated derivative gains (losses), December 31, 2000 | $ — |
| Unrealized losses on forward contracts | (72) |
| Realized losses on forward contracts reclassified to current earnings | 48 |
| Accumulated derivative gains (losses), December 31, 2001 | $ (24) |

## 12. COMMITMENTS AND CONTINGENCIES

In November 1998, Synbiotics Corporation ("Synbiotics") filed a lawsuit against the Company in the United States District Court for the Southern District of California in which it alleges that the Company infringed a patent owned by Synbiotics relating to heartworm diagnostic technology. The Company has answered the complaint and no trial date has been set. The Company has obtained legal opinions from outside patent counsel that its heartworm diagnostic products do not infringe the Synbiotics patent and that the patent is invalid. The opinions of non-infringement are consistent with the results of the Company's internal evaluations. In September 2000, the U.S. District Court hearing the case granted the Company's request for a partial summary judgment, holding two of the Synbiotics patent claims to be invalid, leaving only one remaining claim, which is scheduled for trial in 2002. While management believes that the Company has valid defenses to Synbiotics' allegations and intends to defend the action vigorously, there can be no assurance that an adverse result or settlement would not have a material adverse effect on the Company's financial position, its results of operations or cash flow.

The Company holds certain rights to market and manufacture all products developed or created under certain research, development and licensing agreements with various entities. In connection with such agreements, the Company has agreed to pay the entities royalties on net product sales. In the years ended December 31, 2001, 2000 and 1999, royalties of $866,000, $931,000 and $1.0 million became payable under these agreements, respectively.

The Company contracts with various parties that conduct research and development on the Company's behalf. In return, the Company generally receives the right to commercialize any products resulting from these contracts. In the event the Company licenses any technology developed under these contracts, the Company will generally be obligated to pay royalties at specified percentages of future sales of products utilizing the licensed technology.

The Company has a contract with one supplier for unconditional annual minimum inventory purchases totaling approximately $2.4 million through fiscal 2006.

The Company has entered into operating leases for its office and research facilities and certain equipment with future minimum payments as of December 31, 2001 as follows (in thousands):

| Year Ending December 31, | | |
|---|---|---|
| 2002 | $ | 849 |
| 2003 | | 849 |
| 2004 | | 757 |
| 2005 | | 123 |
| 2006 | | — |
| | $ | 2,578 |

The Company had rent expense of $861,000, $1.0 million and $1.1 million in 2001, 2000 and 1999, respectively.

## 13. SEGMENT REPORTING

Our business is comprised of two reportable segments, Companion Animal Health and Food Animal Health. Prior to June 30, 2000, we also had a third reportable segment, Allergy Treatment, which represented the operations of a subsidiary sold as of June 23, 2000. Within the Companion Animal Health segment there are two major product groupings which we define as pharmaceuticals, vaccines and diagnostics (PVD) and veterinary diagnostic and patient monitoring instruments. These products are sold through our operations in Fort Collins, Colorado and Europe. Within the Food Animal Health segment, there is one major product grouping, food animal vaccine and pharmaceutical products. We manufacture these food animal products at our Diamond Animal Health subsidiary.

Additionally, we generate non-product revenues from sponsored research and development projects for third parties, licensing of technology and royalties. We perform these sponsored research and development projects for both companion animal and food animal purposes.

Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

| | Companion Animal Health | Food Animal Health | Allergy Treatment | Other | Total |
|---|---|---|---|---|---|
| 2001: | | | | | |
| Revenues: | | | | | |
| PVD | $ 16,704 | $ — | $ — | $ — | $ 16,704 |
| Instruments | 16,018 | — | — | — | 16,018 |
| Diamond Animal Health | — | 13,664 | — | — | 13,664 |
| Sold businesses and other | — | — | — | — | — |
| Research, development and other | 1,532 | 365 | — | — | 1,897 |
| Total revenues | 34,254 | 14,029 | — | — | 48,283 |
| Operating income (loss) | (18,349) | 2,250 | — | (2,023)(a) | (18,122) |
| Total assets | 52,102 | 21,079 | — | (35,424) | 37,757 |
| Capital expenditures | 420 | 419 | — | — | 839 |
| Depreciation and amortization | 2,007 | 1,438 | — | — | 3,445 |

(a) Includes restructuring expenses of $1,528 million and $495,000 of other (See Note 4).

| | Companion Animal Health | Food Animal Health | Allergy Treatment | Other | Total |
|---|---|---|---|---|---|
| 2000: | | | | | |
| Revenues: | | | | | |
| PVD | $ 13,961 | $ — | $ — | $ — | $ 13,961 |
| Instruments | 14,194 | — | — | — | 14,194 |
| Diamond Animal Health | — | 18,203 | — | — | 18,203 |
| Sold business and other | — | — | 3,191 | — | 3,191 |
| Research, development and other | 1,834 | 1,292 | — | — | 3,126 |
| Total revenues | 29,989 | 19,495 | 3,191 | — | 52,675 |
| Operating income (loss) | (22,065) | 1,539 | (24) | (790)(b) | (21,340) |
| Total assets | 53,109 | 17,533 | — | (31,482) | 39,160 |
| Capital expenditures | 724 | 483 | — | — | 1,207 |
| Depreciation and amortization | 2,277 | 1,577 | 212 | — | 4,066 |

(b) Includes the write-down of certain fixed assets to their expected net realizable values, resulting in a loss of $355,000 and restructuring expenses of $435,000 (See Note 4).

| | Companion Animal Health | Food Animal Health | Allergy Treatment | Other | Total |
|---|---|---|---|---|---|
| 1999: | | | | | |
| Revenues: | | | | | |
| PVD | $ 12,716 | $ — | $ — | $ — | $ 12,716 |
| Instruments | 12,106 | — | — | — | 12,106 |
| Diamond Animal Health | — | 12,086 | — | — | 12,086 |
| Sold businesses and other | 301 | 3,901 | 9,181 | — | 13,383 |
| Research, development and other | 505 | 380 | — | — | 885 |
| Total revenues | 25,628 | 16,367 | 9,181 | — | 51,176 |
| Operating income (loss) | (27,878) | (2,534) | (372) | (3,803)(c) | (34,587) |
| Total assets | 89,199 | 22,185 | 6,376 | (46,592) | 71,168 |
| Capital expenditures | 743 | 2,368 | 185 | — | 3,296 |
| Depreciation and amortization | 2,155 | 1,294 | 415 | — | 3,864 |

(c) Includes the write-down of certain tangible and intangible assets to their expected net realizable values, resulting from a loss on assets held for disposition of $2.6 million, restructuring expenses of $1.2 million (See Note 4).

The Company manufactures and markets its products in two major geographic areas, North America and Europe. The Company's primary manufacturing facilities are located in North America. Revenues earned in North America are attributable to Heska, Diamond, Heska Waukesha (through 1999) and Center (through June 2000). Revenues earned in Europe are primarily attributable to Heska UK (through January 2000), Heska AG. There have been no significant exports from North America or Europe.

During each of the years presented, European subsidiaries purchased products from North America for sale to European customers. Transfer prices to international subsidiaries are intended to allow the North American companies to produce profit margins commensurate with their sales and marketing efforts. Certain information by geographic area is shown in the following table (in thousands).

| | North America | Europe | Other | Total |
|---|---|---|---|---|
| 2001: | | | | |
| Revenues: | | | | |
| PVD | $ 15,213 | $ 1,491 | $ — | $ 16,704 |
| Instruments | 15,744 | 274 | — | 16,018 |
| Diamond Animal Health | 13,664 | — | — | 13,664 |
| Sold businesses and other | — | — | — | — |
| Research, development and other | 1,897 | — | — | 1,897 |
| Total revenues | 46,518 | 1,765 | — | 48,283 |
| Operating income (loss) | (15,782) | (317) | (2,023)(a) | (18,122) |
| Total assets | 71,288 | 1,893 | (35,424) | 37,757 |
| Capital expenditures | 821 | 18 | — | 839 |
| Depreciation and amortization | 3,344 | 101 | — | 3,445 |

(a) Includes restructuring expenses of $1,528 million and $495,000 of other (See Note 4).

| | North America | Europe | Other | Total |
|---|---|---|---|---|
| **2000:** | | | | |
| Revenues: | | | | |
| PVD | $ 12,352 | $ 1,609 | $ — | $ 13,961 |
| Instruments | 13,562 | 632 | — | 14,194 |
| Diamond Animal Health | 18,203 | — | — | 18,203 |
| Sold businesses and other | 2,889 | 302 | — | 3,191 |
| Research, development and other | 3,126 | — | — | 3,126 |
| Total revenues | 50,132 | 2,543 | — | 52,675 |
| Operating income (loss) | (20,444) | (896) | —(b) | (21,340) |
| Total assets | 68,130 | 2,512 | (31,482) | 39,160 |
| Capital expenditures | 1,082 | 125 | — | 1,207 |
| Depreciation and amortization | 3,956 | 110 | — | 4,066 |

(b) Includes the write-down of certain fixed assets to their expected net realizable values, resulting in a loss of $355,019 and restructuring expenses of $435,000 (See Note 4).

| | North America | Europe | Other | Total |
|---|---|---|---|---|
| **1999:** | | | | |
| Revenues: | | | | |
| PVD | $ 9,308 | $ 3,408 | $ — | $ 12,716 |
| Instruments | 11,314 | 792 | — | 12,106 |
| Diamond Animal Health | 12,086 | — | — | 12,086 |
| Sold business and other | 10,436 | 2,947 | — | 13,383 |
| Research, development and other | 885 | — | — | 885 |
| Total revenues | 44,029 | 7,147 | — | 51,176 |
| Operating income (loss) | (27,431) | (3,353) | (3,803)(c) | (34,587) |
| Total assets | 114,165 | 3,595 | (46,592) | 71,168 |
| Capital expenditures | 3,292 | 4 | — | 3,296 |
| Depreciation and amortization | 3,701 | 163 | — | 3,864 |

(c) Includes the write-down of certain tangible and intangible assets to their expected net realizable values, resulting from a loss on assets held for disposition of $2.6 million, restructuring expenses of $1.2 million (See Note 4).

## 14. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following summarizes selected quarterly financial information for each of the two years in the period ended December 31, 2001 (amounts in thousands except per share data).

| | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| **2001:** | | | | | |
| Total revenues | $ 10,927 | $ 10,938 | $ 11,755 | $ 14,663 | $ 48,283 |
| Gross profit from product sales | 4,100 | 3,710 | 4,115 | 5,806 | 17,731 |
| Net loss | (4,572) | (4,664) | (3,894) | (5,561) | (18,691) |
| Net loss per share – basic and diluted | (0.12) | (0.12) | (0.10) | (0.14) | (0.48) |
| **2000:** | | | | | |
| Total revenues | $ 14,363 | $ 14,243 | $ 12,708 | $ 11,361 | $ 52,675 |
| Gross profit from product sales | 4,001 | 4,250 | 3,944 | 4,055 | 16,250 |
| Net loss | (5,929) | (5,703) | (4,731) | (5,507) | (21,870) |
| Net loss per share – basic and diluted | (0.18) | (0.17) | (0.14) | (0.16) | (0.65) |

## 15. SUBSEQUENT EVENTS

On March 13, 2002, the Company negotiated the covenants for fiscal 2002 under its revolving line of credit facility, obtained a waiver of certain financial covenants at December 31, 2001 and extended the term of the credit facility to May 31, 2003. The Company's ability to borrow under this agreement varies based upon available cash, eligible accounts receivable and eligible inventory. The minimum liquidity (cash plus excess capacity) required to be maintained has been reduced to $2.5 million during 2002.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

Not applicable.

## PART III

Certain information required by Part III is incorporated by reference to our definitive Proxy Statement filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2002 Annual Meeting of Stockholders.

**Item 10. Directors and Executive Officers of the Registrant.**

The information required by this section is incorporated by reference to the information in the sections entitled "Election of Directors—Directors and Nominees for Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

**Executive Officers of the Registrant**

Our executive officers and their ages as of March 16, 2002 are as follows:

| Name | Age | Position |
| --- | --- | --- |
| Robert B. Grieve, Ph.D. | 50 | Chairman of the Board and Chief Executive Officer |
| James H. Fuller | 57 | President and Chief Operating Officer |
| Ronald L. Hendrick | 56 | Executive Vice President, Chief Financial Officer and Secretary |
| Dan T. Stinchcomb, Ph.D. | 48 | Executive Vice President, Research and Development |
| Carol Talkington Verser, Ph.D. | 49 | Executive Vice President, Intellectual Property and Business Development |

*Robert B. Grieve, Ph.D.*, one of our founders, currently serves as Chief Executive Officer and Chairman of the Board. Dr. Grieve was named Chief Executive Officer effective January 1, 1999, Vice Chairman effective March 1992 and Chairman of the Board effective May 2000. Dr. Grieve also served as Chief Scientific Officer from December 1994 to January 1999 and Vice President, Research and Development, from March 1992 to December 1994. He has been a member of our Board of Directors since 1990. He holds a Ph.D. degree from the University of Florida and M.S. and B.S. degrees from the University of Wyoming.

*James H. Fuller* has served as President and Chief Operating Officer since January 1999. Prior to joining us, Mr. Fuller served as Corporate Vice President of Allergan, Inc., a leading specialty pharmaceutical company, from 1994 through 1998. Prior to 1994, Mr. Fuller served in a number of sales and marketing positions at Allergan since 1974. He holds M.S. and B.S. degrees from the University of Southern California.

*Ronald L. Hendrick* serves as Executive Vice President, Chief Financial Officer and Secretary. He joined us in December 1998. From 1995 until December 1998, Mr. Hendrick was Executive Vice President and Chief Financial Officer of Xenometrix, Inc., a human biotechnology concern. From 1993 until 1995, Mr. Hendrick served as Vice President and Corporate Controller at Alexander & Alexander Services, Inc., a NYSE financial services firm, and before that he held a number of finance and accounting positions at Adolph Coors Company. He holds a M.B.A. from the University of Colorado and a B.A. degree from Michigan State University.

*Dan T. Stinchcomb, Ph.D.*, was appointed Executive Vice President, Research and Development, in December 1999. Dr. Stinchcomb previously served as Vice President, Research from December 1998 to

November 1999, and as Vice President, Biochemistry and Molecular Biology from May 1996 until December 1998. From July 1993 until May 1996, Dr. Stinchcomb was employed by Ribozyme Pharmaceuticals, Inc., most recently as Director of Biology Research. From 1988 until April 1993, Dr. Stinchcomb held various positions with Synergen, Inc. Prior to joining Synergen, Dr. Stinchcomb was an Associate Professor in Cellular and Developmental Biology at Harvard University. He holds a Ph.D. degree from Stanford University and a B.A. degree from Harvard University.

*Carol Talkington Verser, Ph.D.*, was appointed Executive Vice President, Intellectual Property and Business Development in February 2001. From June 2000 until January 2001 she was Vice President, Intellectual Property and Business Development. From July 1996 to May 2000, she served us as Vice President, Intellectual Property. From July 1995 to June 1996, Dr. Verser served us as Director, Intellectual Property. From July 1991 to June 1995, Dr. Verser was a Patent Agent and Technical Specialist at Sheridan, Ross and McIntosh, an intellectual property law firm. Prior to July 1991, she was Director, Scientific Development and Laboratory Director at Biogrowth, Inc., currently a subsidiary of Insmed Inc. Dr. Verser holds a Ph.D. in cellular and developmental biology from Harvard University and a B.S. in biological sciences from the University of Southern California.

## Item 11. Executive Compensation.

The information required by this section is incorporated by reference to the information in the sections entitled "Election of Directors—Directors' Compensation" and "Executive Compensation" in the Proxy Statement.

## Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this section is incorporated by reference to the information in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

## Item 13. Certain Relationships and Related Transactions.

The information required by this section is incorporated by reference to the information in the section entitled "Certain Transactions and Relationships" in the Proxy Statement.

## PART IV

**Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.**

(a) The following documents are filed as a part of this Form 10-K.

(1) **Financial Statements:**

Reference is made to the Index to Consolidated Financial Statements under Item 8 in Part II of this Form 10-K.

(2) **Financial Statement Schedules:**

Schedule II – Valuation and Qualifying Accounts.

### SCHEDULE II

### HESKA CORPORATION AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS

| | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Other Additions | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| Allowance for doubtful accounts | | | | | |
| Year ended: | | | | | |
| December 31, 2001 | $ 431 | $ 373 | — | $ (293)[a] | $ 501 |
| December 31, 2000 | $ 188 | $ 320 | — | $ (77)[a] | $ 431 |
| December 31, 1999 | $ 93 | $ 122 | — | $ (27)[a] | $ 188 |
| Allowance for restructuring charges | | | | | |
| Year ended: | | | | | |
| December 31, 2001 | $ 176 | $ 1,528 | — | $ (176)[b] | $ 1,528 |
| December 31, 2000 | $ 1,123 | $ 435 | — | $ (1,382)[b] | $ 176 |
| December 31, 1999 | $ 1,631 | $ 1,210 | — | $ (1,718)[b] | $ 1,123 |

(a) Write-offs of uncollectable accounts.
(b) Payments for personnel severance costs and facility closing costs.

(3) **Exhibits:**

The exhibits listed below are required by Item 601 of Regulation S-K. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

| Exhibit Number | Notes | Description of Document |
|---|---|---|
| 3(i)(d) | (5) | Restated Certificate of Incorporation of the Registrant. |
| 3(ii) | (8) | Bylaws of the Registrant. |
| 10.1H | (1) | Collaborative Agreement between Registrant and Eisai Co., Ltd., dated January 25, 1993. |
| 10.3H | | Bovine Vaccine Distribution Agreement between Diamond Animal Health, Inc. and AGRI Laboratories, Ltd., dated February 13, 1998, as amended. |

| Exhibit Number | Notes | Description of Document |
|---|---|---|
| 10.4H | | Exclusive Distribution Agreement between Registrant and Novartis Animal Health Canada, Inc. dated February 14, 2001, as amended. |
| 10.5H | (1) | Screening and Development Agreement between Ciba-Geigy Limited and Registrant, dated as of April 12, 1996. |
| 10.6 | (1) | Right of First Refusal Agreement between Ciba-Geigy Limited and Registrant, dated as of April 12, 1996. |
| 10.7 | (1) | Marketing Agreement between Registrant and Ciba-Geigy Limited, dated as of April 12, 1996. |
| 10.8H | (1) | Marketing Agreement between Registrant and Ciba-Geigy Corporation, dated as of April 12, 1996. |
| 10.9 H | | Amended and Restated Distribution Agreement between Registrant and i-STAT Corporation, dated as of February 9, 1999. |
| 10.10* | (1) | Employment Agreement between Registrant and Robert B. Grieve, dated January 1, 1994, as amended March 4, 1997. |
| 10.10(a)* | (4) | Amended and Restated Employment Agreement with Robert B. Grieve, dated as of February 22, 2000. |
| 10.14H | (2) | Supply Agreement between Registrant and Quidel Corporation, dated July 3, 1997. |
| 10.14(a)H | | First Amendment to Product Supply Agreement between Registrant and Quidel Corporation, dated as of March 15, 1999. |
| 10.18* | (1) | Form of Indemnification Agreement entered into between Registrant and its directors and certain officers. |
| 10.19* | (8) | 1997 Incentive Stock Plan of Registrant, as amended and restated. |
| 10.20* | (1) | Forms of Option Agreement. |
| 10.21* | (1) | 1997 Employee Stock Purchase Plan of Registrant, as amended. |
| 10.22 | (1) | Lease Agreement dated March 8, 1994 between Sharp Point Properties, LLC and Registrant. |
| 10.23 | (1) | Lease Agreement dated as of June 27, 1996 between GB Ventures and Registrant. |
| 10.24 | (1) | Lease Agreement dated as of July 11, 1996 between GB Ventures and Registrant. |
| 10.25 | | Lease Agreement dated as of August 24, 1999 between GB Ventures and Registrant. |
| 10.26 | | Lease Agreement dated as of October 6, 1999 between GB Ventures and Registrant. |
| 10.28* | (3) | Employment Agreement between Registrant and Ronald L. Hendrick, dated December 1, 1998. |
| 10.29* | (3) | Employment Agreement between Registrant and James H. Fuller, dated January 18, 1999. |
| 10.34H | (3) | Exclusive Distribution Agreement between the Company and Novartis Agro K.K., dated as of August 18, 1998 |
| 10.35 | (3) | Right of First Refusal Agreement between the Company and Novartis Animal Health, Inc., dated as of August 18, 1998 |
| 10.39 | (5) | Second Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc., Center Laboratories, Inc. and Wells Fargo Business Credit, Inc., dated as of June 14, 2000. |
| 10.40* | (5) | Employment agreement by and between Registrant and Dan T. Stinchcomb, dated as of May 1, 2000. |
| 10.41* | (5) | Employment agreement by and between Registrant and Carol Talkington Verser, dated as of May 1, 2000. |
| 10.42* | (6) | Management Incentive Compensation Plan. |

| Exhibit Number | Notes | Description of Document |
|---|---|---|
| 10.43 | (7) | First Amendment to Second Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Business Credit, Inc., dated as of March 27, 2001. |
| 10.44 | | Second Amendment to Second Amended and Restated Credit and Security Agreement between Registrant, Diamond Animal Health, Inc. and Wells Fargo Business Credit, Inc., dated as of March 13, 2002. |
| 21.1 | (6) | Subsidiaries of the Company. |
| 23.1 | | Consent of Arthur Andersen LLP. |
| 24.1 | | Power of Attorney (See page 68 of this Form 10-K). |
| 99.1 | | Letter concerning Arthur Andersen LLP. |

Notes

- * Indicates management contract or compensatory plan or arrangement.
- H Confidential treatment has been requested with respect to certain portions of these agreements.
- (1) Filed with Registrant's Registration Statement on Form S-1 (File No. 333-25767).
- (2) Filed with the Registrant's Form 10-Q for the quarter ended September 30, 1997.
- (3) Filed with the Registrant's Form 10-K for the year ended December 31, 1998.
- (4) Filed with the Registrant's Form 10-K for the year ended December 31, 1999.
- (5) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2000.
- (6) Filed with the Registrant's Form 10-K for the year ended December 31, 2000.
- (7) Filed with the Registrant's Form 10-Q for the quarter ended March 31, 2001.
- (8) Filed with the Registrant's Form 10-Q for the quarter ended June 30, 2001.

(b) Reports on Form 8-K: The Company filed a Report on Form 8-K dated December 20, 2001, related to the private placement of approximately 7.8 million shares of its common stock with certain investors at a price of $0.77 per share.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2002.

HESKA CORPORATION

By: /s/ ROBERT B. GRIEVE
Robert B. Grieve
Chairman of the Board and
Chief Executive Officer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert B. Grieve, Ronald L. Hendrick, Michael A. Bent and A. Lynn DeGeorge, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
| --- | --- | --- |
| /s/ ROBERT B. GRIEVE<br>Robert B. Grieve | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director | April 1, 2002 |
| /s/ RONALD L. HENDRICK<br>Ronald L. Hendrick | Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) | April 1, 2002 |
| /s/ G. IRWIN GORDON<br>G. Irwin Gordon | Director | April 1, 2002 |
| /s/ A. BARR DOLAN<br>A. Barr Dolan | Director | April 1, 2002 |
| /s/ LYLE A. HOHNKE<br>Lyle A. Hohnke | Director | April 1, 2002 |
| /s/ EDITH W. MARTIN<br>Edith W. Martin | Director | April 1, 2002 |
| /s/ WILLIAM A. AYLESWORTH<br>William A. Aylesworth | Director | April 1, 2002 |
| /s/ LYNNOR B. STEVENSON<br>Lynnor B. Stevenson | Director | April 1, 2002 |
| /s/ JOHN F. SASEN, Sr.<br>John F. Sasen, Sr. | Director | April 1, 2002 |

FOR MORE INFORMATION ABOUT OUR PRODUCTS, PLEASE VISIT OUR WEB SITES:

www.heska.com
www.allergyvet.com

Design by Kola Communications, Fort Collins, Colorado


HESKA®

BOLDER SCIENCE ADVANCING VETERINARY MEDICINE™

**1-800-GO HESKA www.heska.com** 1613 Prospect Parkway, Fort Collins, CO 80525